BEA東亞銀行

Our Ref: SHR/08/21

February 22, 2008

RECEIVED
2008 MAR 13 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

08001328

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

3/19

MH/TT/im/726
Encls.

File No. 82-3443

Annex to Letter to the SEC
dated February 22, 2008
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since November 6, 2007 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Announcement in respect of Unusual Volume Movements
   Date : November 19, 2007
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

2. Document : Form SC1 Return of Allotments
   Date : November 30, 2007
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Announcement in respect of Unusual Price Movements
   Date : December 7, 2007
   Source of Requirement : HKSE Listing Rules

4. Document : Announcement in respect of Subscription of 78,700,000 New Shares By The Subscriber
   Date : December 27, 2007
   Source of Requirement : HKSE Listing Rules

5. Document : Form SC1 Return of Allotments
   Date : December 31, 2007
   Source of Requirement : Hong Kong Companies Ordinance

6. Document : Form SC1 Return of Allotments
   Date : January 3, 2008
   Source of Requirement : Hong Kong Companies Ordinance

7. Document : Announcement in respect of Appointments of Directors and Members of Audit Committee
   Date : January 9, 2008
   Source of Requirement : HKSE Listing Rules

8. Document : Form D3 Consent to Act as Director or Alternate Director – 3 copies
   Date : January 10, 2008, January 14, 2008 and January 17, 2008
   Source of Requirement : Hong Kong Companies Ordinance

9. Document : Notice of Board Meeting
   Date : January 14, 2008
   Source of Requirement : HKSE Listing Rules

h

File No. 82-3443

Annex to Letter to the SEC
dated February 22, 2008
The Bank of East Asia, Limited

Description of Document

10. Document : Form D2A Notification of Change of Secretary and Director (Appointment / Cessation)
Date : January 18, 2008
Source of Requirement : Hong Kong Companies Ordinance

11. Document : Form SC1 Return of Allotments
Date : January 31, 2008
Source of Requirement : Hong Kong Companies Ordinance

12. Document : Announcement in respect of SEC Investigation and Settlement – Dr. The Hon. Sir David LI Kwok-po
Date : February 6, 2008
Source of Requirement : HKSE Listing Rules

13. Document : Announcement of 2007 Final Results
Date : February 15, 2008
Source of Requirement : HKSE Listing Rules

14. Document : Press announcement in respect of Financial Highlights of 2007 Final Results and Key Ratios, Closure of Register of Members and 2008 Annual General Meeting
Date : February 15, 2008
Source of Requirement : N/A

BEA 東亞銀行

THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

UNUSUAL VOLUME MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the increases in trading volume of the shares of The Bank of East Asia, Limited (the "Bank") today and wish to state that we were informed by BOC Hong Kong (Holdings) Limited ("BOC HK") after market close today that BOC HK has acquired approximately 77.5 million shares, representing 4.94% of the issued share capital of the Bank from an independent third party at a total consideration of approximately HK$3.95 billion, or at HK$51 per share.

We also confirm that, save for the above-mentioned bulk trading, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board of Directors of the Bank aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Bank, the Board of the Directors of which (except Dr. LI Fook-wo, Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Mr. Winston LO Yau-lai, Tan Sri Dr. KHOO Kay-peng, Mr. Thomas KWOK Ping-kwong, Mr. Richard LI Tzar-kai, Mr. TAN Man-kou, Mr. Kenneth LO Chin-ming, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze who cannot be contacted with) individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 19th November, 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

公司註冊處
Companies Registry

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	01	11	2007
至 To	26	11	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	1,337,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	11,411,800.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,935,068,012.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-15,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$186,000.00
Ordinary	-310,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$6,426,300.00
Ordinary	-160,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$3,272,000.00
Ordinary	-50,000-	HK$2.50	HK$33.05	Nil	HK$30.55	HK$1,527,500.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-535,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-535,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 11 / 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

BEA 東亞銀行

THE BANK OF EAST ASIA, LIMITED
(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNOUNCEMENT

UNUSUAL PRICE MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

The Board of directors (the "**Board**") of The Bank of East Asia, Limited (the "**Bank**") has noted the recent decreases in the trading price of the shares of the Bank and wish to state that we are not aware of any reasons for such decreases.

Save and except that the Bank is in discussion with third parties in relation to possible transactions which are or may be of a price-sensitive nature, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Bank, the Board of the Directors of which (except Dr. LI Fook-wo, Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Mr. Winston LO Yau-lai, Tan Sri Dr. KHOO Kay-peng, Mr. Thomas KWOK Ping-kwong, Mr. Richard LI Tzar-kai, Mr. TAN Man-kou, Mr. Kenneth LO Chin-ming, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze who cannot be contacted with) individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 7th December, 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

BEA東亞銀行

THE BANK OF EAST ASIA, LIMITED

(a company incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

SUBSCRIPTION OF 78,700,000 NEW SHARES BY THE SUBSCRIBER

The Bank entered into the Subscription Agreement with the Subscriber after trading hours on 27 December 2007 in relation to the subscription as principal of 78,700,000 Shares in the share capital of the Bank at HK$50.24 per New Share. The Subscription Price represents a discount of approximately 2.45% to the closing price of HK$51.50 per Share as quoted on the Stock Exchange on the Latest Trading Date.

The proceeds of the Subscription will be HK$3,953,888,000. The Directors intend to apply the net proceeds as general working capital and for the future expansion of the Group, particularly in the China and overseas markets.

The New Shares, representing approximately 4.76% of the entire issued share capital of the Bank as enlarged by the Subscription, will be allotted and issued under the general mandate granted to the Directors at the annual general meeting of the Bank held on 12 April 2007.

The Subscription Agreement

After trading hours on 27 December 2007, the Bank entered into the Subscription Agreement with the Subscriber, namely Negocio de Finanzas e Inversiones I, SLU, pursuant to which the Subscriber has agreed to subscribe as principal and the Bank has agreed to allot and issue 78,700,000 Shares.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiry, each of the Subscriber and its ultimate beneficial owners is independent of the Bank and is not a connected person of the Bank.

Dr. David LI Kwok-po, Chairman and Chief Executive of the Bank, is an independent non-executive director of Criteria CaixaCorp, S.A., the sole shareholder of the Subscriber and a company listed on the Madrid Stock Exchange, the Barcelona Stock Exchange, the Valencia Stock Exchange and the Bilbao Stock Exchange. None of Dr David LI Kwok-po or any of his associates owns any interests in Criteria CaixaCorp, S.A. or any of its subsidiaries.

Total number of New Shares

78,700,000 Shares, representing approximately 5.0% of the entire issued share capital of the Bank prior to the Subscription and approximately 4.76% of the entire issued share capital of the Bank as enlarged by the Subscription.

Subscription Price

HK$50.24 per New Share, representing (i) a discount of approximately 2.45% to the closing price of HK$51.50 per Share as quoted on the Stock Exchange on the Latest Trading Date (ii) a discount of approximately 0.91% to the average closing price of HK$50.70 per Share as quoted on the Stock Exchange for the last five trading days up to and including the Latest Trading Date; and (iii) a discount of approximately 0.34% to the average closing price of HK$50.41 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Latest Trading Date.

The Subscription Price was determined by the Bank and the Subscriber after arm's length negotiations by reference to the recent trading prices of the Shares.

Condition

The Subscription is conditional upon the Listing Committee granting listing of and permission to deal in the Shares to be allotted and issued under the relevant Subscription Agreement (and such listing and permission not subsequently revoked prior to the issue thereof).

If the Condition is not fulfilled within 30 days after the date of signing of the Agreement or such later date as may be agreed between the Bank and the Subscriber, the Agreement shall terminate save as otherwise stated.

Completion

Completion of the Subscription Agreement is expected to take place on the second Business Day after the date on which the Condition is satisfied.

Mandate to Issue the Subscription Shares

The New Shares will be allotted and issued under the general mandate granted to the Directors at the annual general meeting of the Bank held on 12 April 2007. The general mandate has not yet been utilised as at the date of this announcement.

Ranking of New Shares

The New Shares, when issued and fully paid, will rank *pari passu* in all respects with the Shares in issue on the date of allotment and issue of the New Shares including the right to any dividends or distributions.

Shareholding Structure

Based on the information available to the Directors as at the date of this announcement and on the assumption that the shareholding structure of the Bank remains unchanged save as otherwise contemplated herein, set out below are the shareholding structures of the Bank immediately before and after the completion of the Subscription Agreement:

Names of Shareholders	Immediately before the Subscription		Immediately after the Subscription	
	Number of Shares held *(shares)*	Approximate percentage of shareholding *(%)*	Number of Shares held *(shares)*	Approximate percentage of shareholding *(%)*
Subscriber				
- Negocio de Finanzas e Inversiones I, SLU	68,265,171	4.34	146,965,171	8.89
Directors *(note 1)*				
- David LI Kwok-po	34,140,939	2.17	34,140,939	2.07
- LI Fook-wo	31,891,182 *(Note 2)*	2.03	31,891,182 *(Note 2)*	1.93
- WONG Chung-hin	390,941	0.02	390,941	0.02
- LEE Shau-kee	1,647,985	0.10	1,647,985	0.10
- Allan WONG Chi-yun	10,848,336	0.69	10,848,336	0.66
- Aubrey LI Kwok-sing	30,694,962 *(Note 2)*	1.95	30,694,962 *(Note 2)*	1.86
- Joseph PANG Yuk-wing	1,000,000	0.06	1,000,000	0.06
- William Mong Man-wai	6,663,979	0.42	6,663,979	0.40
- Winston LO Yau-lai	-	-	–	-
- KHOO Kay-peng	1,034,847	0.07	1,034,847	0.06
- Thomas KWOK Ping-kwong	-	-	–	-
- Richard LI Tzar-kai	-	-	–	-
- TAN Man-kou	-	-	–	-
- Kenneth LO Chin-ming	-	-	–	-
- Eric LI Fook-chuen	28,821,527	1.83	28,821,527	1.74
- Stephen Charles LI Kwok-sze	13,785,324	0.88	13,785,324	0.83
Public shareholders (other than the Subscriber)	1,375,797,390	87.39	1,375,797,390	83.23
Total	1,574,327,205	100.00	1,653,027,205	100.00

Notes

1. *It includes the Shares held by the relevant Director himself, his spouse and children (under the age of 18), corporation(s) controlled by him and the relevant trust.*

2. *There is a duplication of 30,655,378 Shares held by LI Fook-wo and Aubrey LI Kwok-sing as such Shares are held by the same trust.*

Reasons and Benefits of the Subscription

The Bank is a licensed bank incorporated and domiciled in Hong Kong. The principal activities of the Bank and its subsidiaries are the provision of banking and related financial services and business, corporate and investor services.

The Subscription represents a good opportunity for the Bank to broaden its capital base and to improve the liquidity of the Shares. The Directors consider that the terms of the Subscription Agreement are fair and reasonable and are in the interests of the Shareholders as a whole.

The Subscriber is a wholly owned subsidiary of Criteria CaixaCorp, S.A. ("**Criteria**"). Criteria is a listed Spanish holding company controlled by "la Caixa", a leading Spanish financial institution focused in retail banking. Criteria holds several significant stakes in reference companies in the services and in the financial sectors and whose NAV is above € 25 billion (approximately HK$280 billion). Stakes in the services sector include positions in leading Spanish listed companies, such as Abertis (ABE), Gas Natural (GAS), Repsol (RPS) or Telefonica (TEF). Stakes in the financial sector comprise the insurance and specialized financial businesses in Spain as well as positions in banking entities in Portugal and France. The Subscriber currently owns 68,265,171 Shares, which represents approximately 4.34% of the Shares in issue on the date hereof.

Use of Proceeds

The aggregate amount to be raised from the Subscription is HK$3,953,888,000 and is estimated to be approximately HK$3,953,488,000 before and after deducting the related expenses of the Subscription respectively. The net Subscription Price is approximately HK$50.23 per New Share.

The Bank currently intends to apply the net proceeds as general working capital and for the future expansion of the Group, particularly in the China and overseas markets. The Bank has not yet decided the proportion of the net proceeds to be applied for the aforesaid purposes.

Application for Listing

Application will be made to the Listing Committee for listing of, and permission to deal in, the New Shares on the Stock Exchange.

Fund raising activities in the last 12 months

The Bank has not conducted any equity capital raising activity for the 12 months immediately before the date of this announcement.

Definitions

"associates"	shall have the same meaning as defined in the Listing Rules
"Bank"	The Bank of East Asia, Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Board"	the board of Directors
"Business Day"	any day (excluding a Saturday) on which banks generally are open for business in Hong Kong
"Condition"	the condition set forth in the Subscription Agreement as described under the heading "Condition of the Subscription" in this announcement
"Connected person(s)"	shall have the same meaning as defined in the Listing Rules
"Director(s)"	the director(s) of the Bank
"Group"	the Bank together with its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Trading Date"	27 December 2007, being the latest trading date of the Bank prior to the publication of this announcement
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	78,700,000 Shares to be allotted and issued to the Subscriber pursuant to the Subscription Agreement
"Share(s)"	share(s) in the share capital of the Bank, with a par value of HK$2.50 each
"Shareholder(s)"	the shareholder(s) of the Bank
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	the subscriber of the New Shares, namely Negocio de Finanzas e Inversiones I, SLU, a company incorporated in Spain with limited liability
"Subscription"	the subscription of Shares by the Subscriber pursuant to the Subscription Agreement

"Subscription Agreement"	the subscription agreement between the Bank and the Subscriber dated 27 December 2007 in relation to the Subscription
"Subscription Price"	the subscription price of HK$50.24 per Share under the Subscription
"%"	per cent.

On behalf of the Board
THE BANK OF EAST ASIA, LIMITED
Molly HO Kam-lan
Company Secretary

Hong Kong, 27 December 2007

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

Return of Allotments

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	05	12	2007
至 To	31	12	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	850,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	6,659,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,935,918,012.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-40,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$496,000.00
Ordinary	-100,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$2,073,000.00
Ordinary	-200,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$4,090,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-340,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-340,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 12 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
02	01	2008

至 To

日 DD	月 MM	年 YYYY
03	01	2008

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	196,850,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	3,757,925,550.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,132,768,012.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-5,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$62,000.00
Ordinary	-35,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$725,550.00
Ordinary	-78,700,000-	HK$2.50	HK$50.24	Nil	HK$47.74	HK$3,757,138,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class	類別 Class
		Ordinary	
See the attached list		-78,740,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-78,740,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 03 / 01 / 2008

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

APPOINTMENTS OF DIRECTORS AND MEMBERS OF AUDIT COMMITTEE

Professor Arthur LI Kwok-cheung has been appointed a Non-executive Director, and Mr. KUOK Khoon-ean and Mr. William DOO Wai-hoi have been appointed Independent Non-executive Directors and Members of the Audit Committee of the Bank with effect from 10th January, 2008.

The Bank of East Asia, Limited (the "Bank") is pleased to announce the following appointments of Directors and Members of Audit Committee with effect from 10th January, 2008:

Name	Position
Professor Arthur LI Kwok-cheung	Non-executive Director
Mr. KUOK Khoon-ean	Independent Non-executive Director and Member of Audit Committee
Mr. William DOO Wai-hoi	Independent Non-executive Director and Member of Audit Committee

Professor Arthur LI Kwok-cheung ("Professor Li")
Professor Li, *GBS, MA, MD, M.B.B.Chir (Cantab), DSc (Hon), DLitt (Hon), Hon DSc(Med), LLD (Hon), Hon Doc (Soka), FRCS (Eng & Edin), FRACS, Hon FACS, Hon FRCS (Glasg & I), Hon FRSM, Hon FPCS, Hon FCSHK, JP,* aged 62, was the Secretary for Education and Manpower of the Government of HKSAR and a Member of the Executive Council (2002-June 2007). Before these appointments, he was the Vice Chancellor of the Chinese University of Hong Kong (1996-2002) and was the Chairman of Department of Surgery and the Dean of Faculty of Medicine of the Chinese University of Hong Kong.

Professor Li was a Non-Executive Director of the Bank (1995-2002). He was a non-executive director of China Mobile (Hong Kong) Limited, a director of Glaxo-Wellcome Plc., an independent non-executive director of Henderson Cyber Limited, a non-executive director of The Wharf (Holdings) Limited, and the Non-executive Chairman of the Board of Corus Hotels plc (formerly Corus and Regal Hotel Group plc). He did not hold any directorships in other listed public companies in the last three years.

Professor Li had held many important positions in various social service organisations, medical associations, and educational bodies, including the Education Commission, Committee on Science and Technology, the Hospital Authority, the Hong Kong Medical Council, the University Grants Committee, the College of Surgeons of Hong Kong, and the United Christian Medical Services Board. He was a member of the Board of Directors of the Hong Kong Science and Technology Parks Corporation and the Hong Kong Applied Science and Technology Research Institute, and Vice President of the Association of University Presidents of China. He was a Hong Kong Affairs Adviser to China.

Saved as disclosed herein, Professor Li does not hold any other position with the Bank and other members of the Bank Group.

Professor Li has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Professor Li will hold office until the next following general meeting of the Bank and shall then be eligible for re-election for a term of three years. The fees payable to directors are determined by the Board with reference to market trends. Professor Li will receive a director's fee of HK$200,000 per annum.

Professor Li is the brother of Dr. The Hon. Sir David LI Kwok-po, Chairman and Chief Executive of the Bank, and the nephew of Dr. LI Fook-wo and Mr. Eric LI Fook-chuen, both are Non-executive Directors of the Bank. He is also the cousin of Mr. Aubrey LI Kwok-sing and Mr. Stephen Charles LI Kwok-sze, both are Non-executive Directors of the Bank. Except as disclosed, Professor Li is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) as at the date hereof.

As at the date of this announcement, Professor Li is interested in 20,490,814 shares (1.24% on the issued share capital) of the Bank within the meaning of Part XV of the Securities and Futures Ordinance. Of these 20,490,814 shares, (i) Professor Li is the beneficial owner of 8,556,299 (0.52%) shares; and (ii) 11,934,515 (0.72%) shares are held by a discretionary trust of which Professor Li is the founder but he has no influence on how the trustee exercises his discretion. Disclosure of these 11,934,515 shares is made on a voluntary basis.

There is no information relating to Professor Li that is required to be disclosed pursuant to Rules 13.51 (2) (h) to (v) of the Listing Rules.

Mr. KUOK Khoon-ean ("Mr. Kuok")
Mr. Kuok, aged 52, is currently the executive chairman of SCMP Group Limited, a director of Kerry Group Limited and Kerry Holdings Limited. Mr. Kuok is also a director of Wilmar International Limited listed in Singapore and a director of The Post Publishing Public Company Limited listed in Thailand. Mr. Kuok was an independent non-executive director of Phoenix Satellite Television Holdings Limited. Save as disclosed, Mr. Kuok did not hold any directorships in other listed public companies in the last three years.

Mr. Kuok is a council member of The Hong Kong University of Science and Technology and a trustee of Singapore Management University.

Mr. Kuok has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Kuok will hold office until the next following general meeting of the Bank and shall then be eligible for re-election for a term of three years. The fees payable to Directors are determined by the Board with reference to market trends. Mr. Kuok will receive a director's fee of HK$200,000 per annum and an Audit Committee Member's fee of HK$60,000 per annum.

Mr. Kuok is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the date hereof.

As at the date of this announcement, Mr. Kuok does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Saved as disclosed herein, Mr. Kuok does not hold any other position with the Bank and other members of the Bank Group.

Mr. Kuok has met the independence guidelines set out in Rule 3.13 of the Listing Rules and a confirmation of independence will be submitted to The Stock Exchange of Hong Kong Limited.

There is no information relating to Mr. Kuok that is required to be disclosed pursuant to Rules 13.51 (2) (h) to (v) of the Listing Rules.

Mr. William DOO Wai-hoi ("Mr. Doo")
Mr. Doo, *BSc, MSc, G.G., JP,* aged 63, is currently the vice-chairman of New World China Land Limited, the deputy chairman of NWS Holdings Limited and Taifook Securities Group Limited. He is an executive director of Lifestyle International Holdings Limited, a director of New World Hotels (Holdings) Limited and Fung Seng Diamond Company Limited. He was an executive director of New World Mobile Holdings Ltd. Save as disclosed, Mr. Doo did not hold any directorships in other listed public companies in the last three years.

Mr. Doo is a member of the Executive Committee of the Tenth Chinese People's Political Consultative Conference in Shanghai and the Convener of the Shanghai Committee in Hong Kong. He is a Governor of the Canadian Chamber of Commerce in Hong Kong and the Honorary Consul of the Kingdom of Morocco in Hong Kong.

Mr. Doo has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Doo will hold office until the next following general meeting of the Bank and shall then be eligible for re-election for a term of three years. The fees payable to Directors are determined by the Board with reference to market trends. Mr. Doo will receive a director's fee of HK$200,000 per annum and an Audit Committee Member's fee of HK$60,000 per annum.

Mr. Doo is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the date hereof.

As at the date of this announcement, Mr. Doo does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Doo is an independent non-executive director of Blue Cross (Asia-Pacific) Insurance Limited, a wholly-owned subsidiary of the Bank. Saved as disclosed herein, Mr. Doo does not hold any other position with the Bank and other members of the Bank Group.

Mr. Doo has met the independence guidelines set out in Rule 3.13 of the Listing Rules and a confirmation of independence will be submitted to The Stock Exchange of Hong Kong Limited.

There is no information relating to Mr. Doo that is required to be disclosed pursuant to Rules 13.51 (2) (h) to (v) of the Listing Rules.

General

Save as disclosed above, there are no other matters relating to the appointments of Professor Li, Mr. Kuok and Mr. Doo that need to be brought to the attention of the shareholders of the Bank.

The Bank is pleased to take this opportunity to welcome Professor Li back to the Board, to welcome Mr. Kuok and Mr. Doo to join the Board, and congratulates them on their appointments.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 9th January, 2008.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen, and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

公司註冊處
Companies Registry

Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 255

公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

本人 I, 李國章 Li Kwok Cheung, Arthur (請填報姓名 Please state full name) 同意出任上述公司的 consent to act as the above company's

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

[✓] 董事，
Director

[ ] 候補董事，
Alternate Director

代替 Alternate to --

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期為 with effect from

日 DD	月 MM	年 YYYY
10	01	2008

，並確認本人已年滿十八歲。
, and confirm that I have attained the age of 18 years.

簽署 Signed : Arthur Li

日期 Date : 10 / 01 / 2008
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: Ho Kam Lan

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5068 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (AP) / T0180026 / 21/12/2007

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

Consent to Act as Director or Alternate Director

(《公司條例》第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 同意書 Consent to Act

本人 I, 杜惠愷 Doo Wai Hoi, William 同意出任上述公司的 consent to act as the above company's
(請申報全名 Please state full name)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事 Director
☐ 候補董事 Alternate Director
代替 Alternate to:
(請申報獲代替行事董事的全名 Please state full name of the principal director)

生效日期為 with effect from 10 (日 DD) 01 (月 MM) 2008 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

(註 Note 6) **3 公司註冊處發出的《有關董事責任的非法定指引》**
'Non-statutory Guidelines on Directors' Duties' issued by the Companies Registry

本人確認已獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本以作參閱和備考。
I confirm that a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry has been given to me for my information and reference.

簽署 Signed: [signature]

日期 Date: 14 January 2008
日 DD / 月 MM / 年 YYYY

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: The Bank of East Asia, Limited

地址 Address: 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

公司註冊處
Companies Registry

Consent to Act as Director or Alternate Director

(《公司條例》第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 同意書 Consent to Act

本人 I, 郭孔演 Kuok Khoon Ean (請申報全名 Please state full name) 同意出任上述公司的 consent to act as the above company's

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: (請申報獲代替行事董事的全名 Please state full name of the principal director)

生效日期為 with effect from 10 / 01 / 2008 (日 DD / 月 MM / 年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

(註 Note 6) **3 公司註冊處發出的《有關董事責任的非法定指引》**
'Non-statutory Guidelines on Directors' Duties' issued by the Companies Registry

本人確認已獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本以作參閱和備考。
I confirm that a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry has been given to me for my information and reference.

簽署 Signed: [signature]

日期 Date: 17 Jan 08 (日 DD / 月 MM / 年 YYYY)

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: The Bank of East Asia, Limited

地址 Address: 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 4/2007(修訂) (2007年12月)
Specification No. 4/2007 (Revision) (Dec. 2007)

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

NOTICE OF BOARD MEETING

This is to announce that a meeting of the Board of Directors of The Bank of East Asia, Limited (the "Bank") will be held at 11:00 a.m. on Friday, 15th February, 2008 at the registered office of the Bank, for the purpose of, among other matters, approving the publication of the final results for the year ended 31st December, 2007 and considering the payment of a final dividend.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 14th January, 2008.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William Doo Wai-hoi.

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第158(4)及(4A)條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加✓號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation ☐ 是 Yes ☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (GM) / T0180026 / 23/01/2008

請勿填寫本欄 For Official Use

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed
(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese	李國章
英文姓名 Name in English	姓氏 Surname: Li / 名字 Other Names: Kwok Cheung, Arthur
前用姓名 Previous Names	--
別名 Alias	--
(註 Note 13) 住址 Residential Address	34C, The Albany, 1 Albany Road, Mid-Levels, Hong Kong / 國家 Country: --
(註 Note 14) 電郵地址 E-mail Address	--

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: C642681(4)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: -- / 號碼 Number: --

委任日期 Date of Appointment: 10 (日 DD) 01 (月 MM) 2008 (年 YYYY)

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

255

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**
(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

(註 Note 19) 中文名稱 **Name in Chinese**

(註 Note 19) 英文名稱 **Name in English**

(註 Note 20) 地址 **Address**

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**

日 DD	月 MM	年 YYYY

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes -- **Continuation Sheet(s) A,** 2 **Continuation Sheet(s) B and** -- **Continuation Sheet(s) C.**

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 18/01/2008
日 DD / 月 MM / 年 YYYY

***請刪去不適用者** *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

(續頁 B Continuation Sheet B)

公司編號 Company Number

255

獲委任的個人秘書／董事的資料 (第 2B 項)
Particulars of Individual Secretary／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese	郭孔演
英文姓名 Name in English	姓氏 Surname: Kuok; 名字 Other Names: Khoon Ean
前用姓名 Previous Names	--
別名 Alias	--
(註 Note 13) 住址 Residential Address	House B, Deep Water Bay Road, 35 Deep Water Bay Road, Hong Kong; 國家 Country: --
(註 Note 14) 電郵地址 E-mail Address	--

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P621132(5)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: --; 號碼 Number: --

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
10	01	2008

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

(續頁 B Continuation Sheet B)

公司編號 Company Number: 255

獲委任的個人秘書／董事的資料 (第 2B 項)
Particulars of Individual Secretary／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese	杜惠愷
英文姓名 Name in English	姓氏 Surname: Doo / 名字 Other Names: Wai Hoi, William
前用姓名 Previous Names	--
別名 Alias	--
(註 Note 13) 住址 Residential Address	No.9, Rosemead Road, The Peak, Hong Kong / 國家 Country: --
(註 Note 14) 電郵地址 E-mail Address	--

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A192650(3)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: -- 號碼 Number: --

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
10	01	2008

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

Return of Allotments

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

2008 MAR 13

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
04	01	2008

至 To

日 DD	月 MM	年 YYYY
31	01	2008

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	2,925,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	15,903,100.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,135,693,012.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-1,000,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$12,400,000.00
Ordinary	-95,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$1,969,350.00
Ordinary	-75,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$1,533,750.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-1,170,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-1,170,000-	

簽署 Signed : [signature]

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 01 / 2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BEA 東亞銀行

The Bank of East Asia, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 23)

SEC Investigation and Settlement - Dr. The Hon. Sir David LI Kwok-po

A settlement has been entered into between the SEC, Dr. Li, the Chairman and Chief Executive of the Bank, and others under investigation by the SEC in connection with trading in shares in Dow Jones. In order to settle the matter expeditiously, Dr. Li has, without admitting or denying liability, agreed to pay a civil penalty of US$ 8.1 million. Noting all the circumstances, and having considered the matter carefully, the Board of the Bank has concluded that it would fully support Dr. Li in continuing as the Chairman and Chief Executive of the Bank, as Dr. Li's continuing role as the Chairman and Chief Executive of the Bank will be, in the Board's opinion, in the best interests of the Bank and its shareholders.

This announcement is made on behalf of all of the Board of Directors (the "**Board**") of The Bank of East Asia, Limited (the "**Bank**") except its Chairman, Dr. The Hon. Sir David LI Kwok-po ("**Dr. Li**"). The Board confirms that Dr. Li has not participated, nor has he sought to participate, in the making of this announcement.

The Board refers to its previous announcement made on 19th July, 2007 when it confirmed that Dr. Li had notified the Bank that on 18th July, 2007 (on 17th July, 2007, New York time), he had received a notice from the US Securities and Exchange Commission (the "**SEC**") in connection with an investigation into trading in the shares of Dow Jones & Company, Inc. ("**Dow Jones**").

The Board now refers to the settlement of the SEC's investigation between the SEC, Mr. Kan King Wong ("**Mr. Wong**"), Ms. Charlotte Ka On Wong Leung ("**Ms. Leung**"), Mr. Michael Leung ("**Mr. Leung**") and Dr. Li (the "**Settlement**"), which was announced yesterday, 5th February, 2008 New York time. The settlement will involve the SEC formally filing civil proceedings in the United States District Court, Southern District of New York. So far as Dr. Li is concerned, the SEC will in those proceedings allege that he alerted Mr. Leung to News Corporation's offer for Dow Jones stock before it was made public, and that Mr. Leung subsequently traded in Dow Jones stock, with assistance from Mr. Wong and Ms. Leung, and Mr. Wong also traded in Dow Jones stock. The SEC alleges that Mr. Leung netted profits of approximately US$ 8 million and Mr. Wong netted profits of approximately US$ 40,000. There will be no allegation or suggestion by the SEC in the civil proceedings that Dr. Li himself traded in Dow Jones stock or in any way financially benefited from any information he may have had

about the offer by News Corporation. Mr. Leung, Mr. Wong, Ms. Leung and Dr. Li will consent to judgment in the SEC's civil proceedings. So far as Dr. Li is concerned, he has agreed, in order to settle the matter expeditiously, to pay a civil penalty of US$ 8.1 million. Dr. Li does not admit to any of the allegations and in accordance with SEC's policy, he agrees otherwise not to take any action or make any public statement denying the allegations. Dr. Li remains free to defend himself in any litigation or proceedings to which the SEC is not a party.

The Board has considered the matter carefully. The Board has concluded that, in the circumstances, Dr. Li is fully able to continue with his duties as Chairman and Chief Executive of the Bank and it is in the best interests of the Bank and its shareholders that Dr. Li should be supported in continuing in his roles.

The Board extends its full support to Dr. Li and looks forward to the Bank and Dr. Li now being able to put this matter behind them.

By order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 6th February, 2008.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William DOO Wai-hoi.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNOUNCEMENT OF 2007 FINAL RESULTS

SUMMARY OF RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the audited results[a] of the Bank and its subsidiaries (the "Group") for the year ended 31st December, 2007. This financial report, which has been reviewed by the Bank's Audit Committee, is prepared on a basis consistent with the accounting policies and methods adopted in the 2006 annual accounts.

1. Consolidated Profit and Loss Account

	2007	2006 Restated[b]		Variance
	HK$'000	HK$'000		%
Interest income	18,309,312	14,048,544	+	30.3
Interest expense	(12,332,142)	(9,049,744)	+	36.3
Net interest income	5,977,170	4,998,800	+	19.6
Fee and commission income	2,608,047	1,898,883	+	37.3
Fee and commission expense	(471,426)	(288,145)	+	63.6
Net fee and commission	2,136,621	1,610,738	+	32.6
Net trading profits	1,416,837	590,646	+	139.9
Net result from financial instruments designated at fair value through profit or loss	(1,154,461)	110,526	-	1,144.5
Other operating income	437,346	253,602	+	72.5
Non-interest income	2,836,343	2,565,512	+	10.6
Operating income	8,813,513	7,564,312	+	16.5
Operating expenses	(4,691,040)	(3,465,360)	+	35.4
Operating profit before impairment losses	4,122,473	4,098,952	+	0.6
Impairment losses on loans and advances	(216,471)	(243,848)	-	11.2
(Charge for)/Write back of impairment losses on held-to-maturity investments	(41,967)	12,972	+	423.5
Impairment losses on available-for-sale financial assets	(227,701)	-		
(Charge for)/Write back of impairment losses on associates	(41,240)	24,560	+	267.9
Impairment losses on goodwill	-	(23,698)	-	100.0
Write back of impairment losses on bank premises	132,530	27,681	+	378.8
Impairment losses	(394,849)	(202,333)	+	95.1
Operating profit after impairment losses	3,727,624	3,896,619	-	4.3
Net loss on sale of held-to-maturity investments	-	(17)	-	100.0
Net profit on sale of available-for-sale financial assets	667,008	49,998	+	1,234.1
Net profit on sale of subsidiaries/associates	406,279	1,516	+	26,699.4
Net loss on sale of fixed assets	(570)	(8,273)	-	93.1
Valuation gains on investment properties	292,998	137,777	+	112.7
Share of profits less losses on associates	91,653	182,574	-	49.8
Profit for the year before taxation	5,184,992	4,260,194	+	21.7
Income tax				
Current tax[c]				
- Hong Kong	(257,534)	(486,855)	-	47.1
- Overseas	(331,441)	(229,291)	+	44.6
Deferred tax	(374,868)	(58,430)	+	541.6
Profit for the year after taxation	4,221,149	3,485,618	+	21.1
Attributable to:				
Equity holders of the Group	4,143,604	3,434,511	+	20.6
Minority interests	77,545	51,107	+	51.7
Profit after taxation	4,221,149	3,485,618	+	21.1
Proposed final dividend per share	HK$1.18	HK$1.03	+	14.6
Per share				
- Basic earnings[d]	HK$2.65	HK$2.24	+	18.3
- Diluted earnings[d]	HK$2.63	HK$2.22	+	18.5
- Dividends	HK$1.66	HK$1.46	+	13.7

2. Consolidated Balance Sheet

	2007	2006	Variance	
	HK$'000	HK$'000		%
ASSETS				
Cash and balances with banks and other financial institutions	14,186,701	8,317,746	+	70.6
Placements with banks and other financial institutions	94,703,893	66,864,045	+	41.6
Trade bills	811,630	620,463	+	30.8
Trading assets	4,846,602	2,937,534	+	65.0
Financial assets designated at fair value through profit or loss	8,658,006	8,643,479	+	0.2
Advances to customers and other accounts	235,405,829	175,096,666	+	34.4
Available-for-sale financial assets	12,217,495	12,002,197	+	1.8
Held-to-maturity investments	10,761,049	10,249,359	+	5.0
Investments in associates	2,793,070	1,076,738	+	159.4
Fixed assets	6,856,413	5,749,605	+	19.3
- Investment properties	1,726,158	1,288,541	+	34.0
- Other property and equipment	5,130,255	4,461,064	+	15.0
Goodwill and intangible assets	2,668,102	2,605,316	+	2.4
Deferred tax assets	69,870	39,169	+	78.4
Total Assets	393,978,660	294,202,317	+	33.9
EQUITY AND LIABILITIES				
Deposits and balances of banks and other financial institutions	39,060,256	31,959,182	+	22.2
Deposits from customers	284,185,844	209,524,220	+	35.6
Trading liabilities	2,372,101	942,595	+	151.7
Certificates of deposit issued	12,164,901	6,998,407	+	73.8
- At fair value through profit or loss	7,659,690	1,943,951	+	294.0
- At amortised cost	4,505,211	5,054,456	-	10.9
Current taxation	228,850	334,097	-	31.5
Deferred tax liabilities	871,557	598,118	+	45.7
Other accounts and provisions	10,997,020	8,046,654	+	36.7
Loan capital	13,652,219	8,154,315	+	67.4
- At fair value through profit or loss	8,983,045	4,288,824	+	109.5
- At amortised cost	4,669,174	3,865,491	+	20.8
Total Liabilities	363,532,748	266,557,588	+	36.4
Share capital	3,935,918	3,875,355	+	1.6
Reserves	26,162,850	23,387,599	+	11.9
Total equity attributable to equity holders of the Group	30,098,768	27,262,954	+	10.4
Minority interests	347,144	381,775	-	9.1
Total Equity	30,445,912	27,644,729	+	10.1
Total Equity and Liabilities	393,978,660	294,202,317	+	33.9

3. Consolidated Summary Statement of Changes in Equity

	2007	2006
	HK$'000	HK$'000
Total equity as at 1st January	27,644,729	24,404,528
Net income recognised directly in equity		
(Recognition)/release of net deferred tax liabilities in		
- Revaluation reserve on bank premises	(5,998)	(11,195)
- Investment revaluation reserve on available-for-sale financial assets	16,485	(109,777)
Revaluation surplus on bank premises transferred to investment properties	35,669	69,444
Capital reserve on share-based transactions	27,310	22,067
Reversal upon disposal of available-for-sale financial assets	27,037	(41,766)
Changes in fair value of available-for-sale financial assets	(421,425)	653,701
Exchange and other adjustments	482,720	107,042
	161,798	689,516
Net profit for the year		
Attributable to:		
Equity holders of the Group	4,143,604	3,434,511
Minority interests	77,545	51,107
	4,221,149	3,485,618
Total recognised income and expenses for the year (of which HK$77,545,000 (2006: HK$51,107,000) is attributable to minority interests)	4,382,947	4,175,134
Dividends declared or approved during the year	(2,352,514)	(2,072,519)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:		
Shares issued under Staff Share Option Schemes	154,555	415,523
Shares issued in lieu of dividends	730,463	599,825
Capital fee	(135)	(251)
	884,883	1,015,097
Movements in minority interests		
Sale of interests in businesses to minority interests investors	49,697	2,561
Purchase of interests in businesses from minority interests investors	(14,634)	(29,268)
Reversal upon disposal of available-for-sale financial assets	(149,196)	-
Share of revaluation surplus of available-for-sale financial assets	-	149,196
	(114,133)	122,489
Balance as at 31st December	30,445,912	27,644,729

4. Consolidated Cash Flow Statement

	2007 HK$'000	2006 HK$'000
OPERATING ACTIVITIES		
Profit for the year before taxation	5,184,992	4,260,194
Adjustments for:		
Charge for impairment losses on loans and advances	216,471	243,848
Charge for/(Write back of) impairment allowances on held-to-maturity investments, available-for-sale financial assets and associates	310,907	(37,532)
Share of profits less losses of associates	(91,653)	(182,574)
Net loss on sale of held-to-maturity investments	-	17
Net profit on sale of available-for-sale financial assets, subsidiaries and associates	(1,073,287)	(51,514)
Net (profit)/loss on sale of fixed assets	(570)	8,273
Interest expense on loan capital, certificates of deposit and bonds issued	1,115,170	707,185
Depreciation on fixed assets	326,265	299,074
Amortisation of intangible assets	2,490	2,231
Impairment losses on goodwill	-	23,698
Write back of impairment loss on bank premises	(132,530)	(27,681)
Dividend income from available-for-sale financial assets	(62,909)	(27,501)
Amortisation of premium/discount on certificates of deposit and loan capital issued	64,610	-
Revaluation gain on certificates of deposit and loan capital issued	85,809	16,771
Valuation gains on investment properties	(292,998)	(137,777)
Equity-settled share-based payment expenses	27,310	22,067
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	5,680,077	5,118,779
(Increase)/decrease in operating assets:		
Placements with banks and other financial institutions with original maturity beyond three months	(4,255,878)	(867,011)
Trade bills	(191,167)	(7,833)
Trading assets	(2,007,592)	(688,690)
Financial assets designated at fair value through profit or loss	(14,527)	1,514,228
Advances to customers	(52,157,551)	(27,424,381)
Advances to banks and other financial institutions	(3,219,723)	(29,989)
Held-to-maturity debt securities	(278,864)	2,749,309
Available-for-sale financial assets	(4,809,035)	(256,245)
Intangible assets	-	(15,217)
Other accounts and accrued interest	(3,916,385)	(2,501,018)
Deferred tax assets	(30,701)	(700)
Increase/(decrease) in operating liabilities:		
Deposits and balances of banks and other financial institutions	7,101,074	18,172,986
Deposits from customers	74,661,624	33,133,134
Trading liabilities	1,429,506	(994,404)
Other accounts and provisions	2,712,332	1,132,006
Deferred tax liabilities	(90,185)	(206,175)
Exchange adjustments	496,926	(30,781)
NET CASH INFLOW FROM OPERATIONS	21,109,931	28,797,998
Income tax paid		
Hong Kong profits tax paid	(393,828)	(459,723)
Overseas profits tax paid	(305,775)	(204,171)
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES	20,410,328	28,134,104

	2007	2006
	HK$'000	HK$'000
INVESTING ACTIVITIES		
Dividends received from associates	103,320	21,897
Dividends received from available-for-sale equity securities	62,909	27,501
Purchase of equity securities	(831,759)	(1,655,473)
Proceeds from sale of equity securities	1,455,603	140,925
Purchase of fixed assets	(924,359)	(511,367)
Proceeds from disposal of fixed assets	14,793	59,966
Purchase/increase in shareholding in associates	(1,735,210)	(96,479)
Proceeds from disposal of associates	579	1,842
Purchase of subsidiaries	(38,266)	(72,574)
Proceeds from sale of interests in a subsidiary	455,686	37
NET CASH USED IN INVESTING ACTIVITIES	(1,436,704)	(2,083,725)
FINANCING ACTIVITIES		
Ordinary dividends paid	(1,622,051)	(1,472,694)
Issue of ordinary share capital	154,555	415,523
Issue of loan capital	9,255,365	3,878,825
Redemption of loan capital	(3,906,775)	(4,265,690)
Capital fee paid on increase in issued share capital	(135)	(251)
Issue of certificates of deposit	9,654,541	7,798,252
Redemption of certificates of deposit issued	(4,619,894)	(7,198,009)
Interest paid on loan capital	(655,597)	(399,797)
Interest paid on certificates of deposit issued	(224,252)	(381,551)
NET CASH GENERATED/(USED IN) FROM FINANCING ACTIVITIES	8,035,757	(1,625,392)
NET INCREASE IN CASH AND CASH EQUIVALENTS	27,009,381	24,424,987
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	76,708,949	52,283,962
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	103,718,330	76,708,949

	2007	2006
Cash flows from operating activities included:		
Interest received	17,569,798	13,861,533
Interest paid	11,600,649	8,917,057
Dividend received	100,800	44,227

Notes:

(a) The financial information set out in this report does not constitute the Group's statutory accounts for the year ended 31st December, 2007 but there is no material change as compared to those accounts. The statutory accounts for the year ended 31st December, 2007 will be available from the website of The Stock Exchange of Hong Kong Limited.

(b) Changes in presentation – Hong Kong Accounting Standard 1 "Presentation of Financial Statements"

With effect from 2007 reporting, interest income and expense from trading financial assets and liabilities and financial instruments designated at fair value are reported under "Interest income" and "Interest expense" instead of "Net trading profits" and "Net result from financial instruments designated at fair value through profit or loss" respectively as in previous year. The change has been made principally to match the interest expense arising from non-trading liabilities that fund the trading book with the interest income from trading assets. This also facilitates the comparison of the Bank's net interest income and net interest margin with many peer banks in Hong Kong.

Comparative figures for 2006 have been reclassified to conform with the current year's presentation as follows:

	As previously reported	Increase/ (decrease) in the profit for the year	As restated
	HK$'000	HK$'000	HK$'000
Interest income	12,865,593	1,182,951	14,048,544
Interest expense	7,999,958	1,049,786	9,049,744
Net interest income	4,865,635	133,165	4,998,800
Net trading profits	586,160	4,486	590,646
Net result from financial instruments designated at fair value through profit or loss	248,177	(137,651)	110,526
		-	

(c) The provision for Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year. Taxation for overseas branches and subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

(d) (i) The calculation of basic earnings per share is based on earnings of HK$4,143,604,000 (2006: HK$3,434,511,000) and on the weighted average of 1,565,141,199 (2006: 1,533,741,133) ordinary shares outstanding during the year.

(ii) The calculation of diluted earnings per share is based on earnings of HK$4,143,604,000 (2006: HK$3,434,511,000) and on 1,574,625,151 (2006: 1,543,706,739) ordinary shares, being the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

5. Interest Income

	2007	2006 Restated	Variance
	HK$'000	HK$'000	%
Listed securities classified as held-to-maturity or available-for-sale	154,401	120,160	+ 28.5
Trading assets			
- listed	3,570	1,612	+ 121.5
- unlisted	34,769	32,998	+ 5.4
Interest rate swaps	769,635	656,971	+ 17.1
Financial assets designated at fair value through profit or loss			
- listed	152,117	125,423	+ 21.3
- unlisted	426,409	365,947	+ 16.5
Loans, deposits with banks and financial institutions, trade bills, and other unlisted securities that are not at fair value through profit or loss	16,768,411	12,745,433	+ 31.6
Total interest income	18,309,312	14,048,544	+ 30.3

Included above is interest income accrued on impaired financial assets of HK$29,473,000 (2006: HK$37,490,000) for the year ended 31st December, 2007.

6. Interest Expense

	2007	2006 Restated	Variance
	HK$'000	HK$'000	%
Customer deposits, deposits of banks and other financial institutions and certificates of deposit issued which are stated at amortised cost	10,432,634	7,871,506	+ 32.5
Subordinated notes carried at amortised cost	264,679	126,681	+ 108.9
Interest rate swaps	917,981	696,067	+ 31.9
Financial instruments designated at fair value through profit or loss	712,333	353,719	+ 101.4
Other borrowings	4,515	1,771	+ 154.9
Total interest expense	12,332,142	9,049,744	+ 36.3

7. Fee and Commission Income

Fee and commission income arises from the following services:

	2007	2006 Restated	Variance
	HK$'000	HK$'000	%
Corporate services	753,098	597,837	+ 26.0
Loans, overdrafts and guarantees	386,737	300,575	+ 28.7
Credit cards	399,980	307,475	+ 30.1
Other retail banking services	190,703	140,683	+ 35.6
Trade finance	113,096	110,713	+ 2.2
Securities and brokerage	443,710	205,594	+ 115.8
Trust and other fiduciary activities	83,390	46,507	+ 79.3
Others	237,333	189,499	+ 25.2
Total fee and commission income	2,608,047	1,898,883	+ 37.3

8. Net Trading Profits

	2007	2006 Restated	Variance
	HK$'000	HK$'000	%
Profit on dealing in foreign currencies	173,616	146,222	+ 18.7
Profit on trading securities	851,966	479,545	+ 77.7
Profit/(loss) on other dealing activities	353,364	(51,643)	+ 784.2
Dividend income from listed trading securities	37,891	16,522	+ 129.3
Total net trading profits	1,416,837	590,646	+ 139.9

9. Net Result from Financial Instruments Designated at Fair Value through Profit or Loss

	2007	2006 Restated	Variance
	HK$'000	HK$'000	%
Net (losses) / gains	(1,154,461)	110,322	- 1,146.4
Dividend income from listed securities	-	204	- 100.0
	(1,154,461)	110,526	- 1,144.5

10. Other Operating Income

	2007	2006	Variance
	HK$'000	HK$'000	%
Dividend income from available-for-sale financial assets			
- listed	42,055	12,856	+ 227.1
- unlisted	20,854	14,645	+ 42.4
Rental from safe deposit boxes	88,023	86,293	+ 2.0
Net revenue from insurance activities	138,723	51,809	+ 167.8
Rental income on properties	72,640	53,553	+ 35.6
Others	75,051	34,446	+ 117.9
Total other operating income	437,346	253,602	+ 72.5

11. Operating Expenses

	2007 HK$'000	2006 HK$'000	Variance %
Contributions to defined contribution plan	163,807	127,460	+ 28.5
Equity-settled share-based payment expenses	27,310	22,067	+ 23.8
Salaries and other staff costs	2,276,673	1,713,721	+ 32.8
Total staff costs	2,467,790	1,863,248	+ 32.4
Premises and equipment expenses excluding Depreciation			
- Rental of premises	288,093	206,425	+ 39.6
- Maintenance, repairs and others	342,851	275,489	+ 24.5
Total premises and equipment expenses excluding depreciation	630,944	481,914	+ 30.9
Depreciation on fixed assets	326,265	299,074	+ 9.1
Amortisation of intangible assets	2,490	2,231	+ 11.6
Other operating expenses			
- Communications, stationery and printing	233,448	183,916	+ 26.9
- Legal and professional fees	165,135	122,125	+ 35.2
- Advertising expenses	269,785	158,011	+ 70.7
- Business promotions and business travel	81,808	59,165	+ 38.3
- Card related expenses	59,687	47,949	+ 24.5
- Stamp duty, overseas and PRC* business taxes, and value added taxes	217,044	100,142	+ 116.7
- Insurance expenses	33,471	13,342	+ 150.9
- Bank charges	4,690	3,633	+ 29.1
- Administration expenses of secretarial business	21,081	14,367	+ 46.7
- Membership fees	6,000	5,286	+ 13.5
- Bank licence	4,716	4,974	- 5.2
- Audit fee	6,214	5,160	+ 20.4
- Donations	8,129	15,915	- 48.9
- Others	152,343	84,908	+ 79.4
Total other operating expenses	1,263,551	818,893	+ 54.3
Total operating expenses	4,691,040	3,465,360	+ 35.4

* PRC denotes the People's Republic of China.

12. Net Profit on Sale of Available-For-Sale Financial Assets

	2007 HK$'000	2006 HK$'000	Variance %
Net revaluation (loss)/gain transferred from reserves	(27,037)	41,766	- 164.7
Profit arising in current year	694,045	8,232	+ 8,331.1
	667,008	49,998	+ 1,234.1

13. Trading Assets

	2007	2006	Variance	
	HK$'000	HK$'000		%
Treasury bills (including Exchange Fund Bills)	1,194,530	497,915	+	139.9
Debt securities	17,598	161,153	-	89.1
Equity securities	1,808,604	1,350,059	+	34.0
Investment funds	274,137	265,990	+	3.1
Trading securities	3,294,869	2,275,117	+	44.8
Positive fair values of derivatives	1,551,733	662,417	+	134.3
	4,846,602	2,937,534	+	65.0
Issued by:				
Central government and central banks	1,194,530	497,915	+	139.9
Public sector entities	18,746	161,153	-	88.4
Banks and other financial institutions	545,990	700,158	-	22.0
Corporate entities	1,524,270	901,673	+	69.0
Other entities	11,333	14,218	-	20.3
	3,294,869	2,275,117	+	44.8
Analysed by place of listing:				
Listed in Hong Kong	1,626,429	1,177,448	+	38.1
Listed outside Hong Kong	211,106	201,555	+	4.7
	1,837,535	1,379,003	+	33.3
Unlisted	1,457,334	896,114	+	62.6
	3,294,869	2,275,117	+	44.8

14. Financial Assets Designated at Fair Value through Profit or Loss

	2007	2006	Variance	
	HK$'000	HK$'000		%
Certificates of deposit held	49,600	95,685	-	48.2
Debt securities	8,608,406	8,546,958	+	0.7
Equity securities	-	836	-	100.0
	8,658,006	8,643,479	+	0.2
Issued by:				
Central government and central banks	-	39,123	-	100.0
Public sector entities	184,082	134,845	+	36.5
Banks and other financial institutions	1,096,044	1,149,969	-	4.7
Corporate entities	7,377,880	7,319,542	+	0.8
	8,658,006	8,643,479	+	0.2
Analysed by place of listing:				
Listed in Hong Kong	1,754,988	1,364,389	+	28.6
Listed outside Hong Kong	796,090	1,408,981	-	43.5
	2,551,078	2,773,370	-	8.0
Unlisted	6,106,928	5,870,109	+	4.0
	8,658,006	8,643,479	+	0.2

15. Advances to Customers and Other Accounts

(a) Advances to Customers and Other Accounts

	2007	2006	Variance
	HK$'000	HK$'000	%
(i) Advances to customers	218,183,900	166,178,102	+ 31.3
Less: Impairment allowances			
- Individual	(263,649)	(254,014)	+ 3.8
- Collective	(432,791)	(443,874)	- 2.5
	217,487,460	165,480,214	+ 31.4
(ii) Other accounts			
Advances to banks and other financial institutions	5,673,832	2,454,109	+ 131.2
Notes and bonds	262,351	344,076	- 23.8
Certificates of deposit held	39,003	38,890	+ 0.3
Accrued interest	1,912,092	1,172,578	+ 63.1
Bankers acceptances	1,425,323	422,022	+ 237.7
Other accounts	8,637,260	5,219,124	+ 65.5
	17,949,861	9,650,799	+ 86.0
Less: Impairment allowances			
- Individual	(24,969)	(26,118)	- 4.4
- Collective	(6,523)	(8,229)	- 20.7
	17,918,369	9,616,452	+ 86.3
	235,405,829	175,096,666	+ 34.4

(b) Advances to Customers – by Industry Sectors

The analysis of gross advances to customers and the percentage of secured advances by industry sector are based on the categories and definitions used by the Hong Kong Monetary Authority.

	2007		2006		Variance
	Gross advances	% of secured advances	Gross advances	% of secured advances	%
	HK$'000	%	HK$'000	%	
Loans for use in Hong Kong					
Industrial, commercial and financial					
- Property development	9,079,949	66.41	6,422,770	45.69	+ 41.4
- Property investment	26,023,323	87.04	20,464,978	96.48	+ 27.2
- Financial concerns	1,931,675	76.71	1,865,472	82.54	+ 3.5
- Stockbrokers	659,071	99.60	258,562	77.62	+ 154.9
- Wholesale and retail trade	1,469,007	50.12	1,322,504	47.75	+ 11.1
- Manufacturing	1,934,455	48.35	1,884,745	51.30	+ 2.6
- Transport and transport equipment	4,344,681	70.36	4,118,384	73.72	+ 5.5
- Recreational activities	285,273	90.81	316,426	88.17	- 9.8
- Information technology	4,608	38.89	3,321	0.00	+ 38.8
- Others	9,672,652	72.40	6,711,510	64.02	+ 44.1
- Sub-total	55,404,694	77.27	43,368,672	77.54	+ 27.8
Individuals					
- Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,040,884	100.00	1,117,688	100.00	- 6.9
- Loans for the purchase of other residential properties	36,245,144	99.68	36,956,206	99.52	- 1.9
- Credit card advances	2,619,066	0.00	2,409,027	0.00	+ 8.7
- Others	5,449,772	70.57	4,728,035	70.37	+ 15.3
- Sub-total	45,354,866	90.43	45,210,956	91.18	+ 0.3
Total loans for use in Hong Kong	100,759,560	83.20	88,579,628	84.50	+ 13.8
Trade finance	3,713,849	57.09	3,464,619	58.44	+ 7.2
Loans for use outside Hong Kong	113,710,491	72.67	74,133,855	66.08	+ 53.4
Total advances to customers	218,183,900	77.27	166,178,102	75.74	+ 31.3

Individually impaired loans and individual and collective impairment allowances in respect of industry sectors which constitute 10% or more of total advances to customers are as follows:

	2007	2006	Variance
	HK$'000	HK$'000	%
(i) Property development			
a. Individually impaired loans	305,029	232,655	+ 31.1
b. Individual impairment allowance	90,493	92,249	- 1.9
c. Collective impairment allowance	34,771	29,180	+ 19.2
(ii) Property investment			
a. Individually impaired loans	23,173	55,307	- 58.1
b. Individual impairment allowance	173	170	+ 1.8
c. Collective impairment allowance	88,967	94,971	- 6.3
(iii) Loans for purchase of residential properties			
a. Individually impaired loans	188,831	254,380	- 25.8
b. Individual impairment allowance	6,184	14,267	- 56.7
c. Collective impairment allowance	25,016	33,121	- 24.5

(c) Advances to Customers – by Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	2007				
	Total advances to customers	Advances overdue for over three months	Impaired advances to customers	Individual impairment allowance	Collective impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	123,538,991	296,281	622,504	147,893	264,981
People's Republic of China	62,517,654	113,790	333,820	86,789	83,517
Other Asian Countries	10,339,650	56,330	89,668	27,893	60,438
Others	21,787,605	1,251	195,895	1,074	23,855
Total	218,183,900	467,652	1,241,887	263,649	432,791
% of total advances to customers			0.57%		
Market value of security held against impaired advances to customers			3,647,073		

	2006				
	Total advances to customers	Advances overdue for over three months	Impaired advances to customers	Individual impairment allowance	Collective impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	105,270,368	361,260	786,086	171,264	272,508
People's Republic of China	35,322,858	57,202	275,942	10,749	81,187
Other Asian Countries	9,090,413	103,149	198,818	70,278	59,639
Others	16,494,463	1,690	33,342	1,723	30,540
Total	166,178,102	523,301	1,294,188	254,014	443,874
% of total advances to customers			0.78%		
Market value of security held against impaired advances to customers			2,340,517		

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis. The impaired loans and advances to customers by countries or geographical areas are derived according to the location of the counterparties after taking into account any transfer of risk.

There were no impaired advances to banks and other financial institutions as at 31st December, 2007 and 31st December, 2006; nor were there any individual impairment allowances made for them on these two dates.

16. Available-For-Sale Financial Assets

	2007	2006	Variance
	HK$'000	HK$'000	%
Treasury bills (including Exchange Fund Bills)	2,868,626	4,221,416	- 32.0
Certificates of deposit held	807,061	943,306	- 14.4
Debt securities	7,025,450	3,274,524	+ 114.5
Equity securities	1,601,851	3,398,552	- 52.9
Investment funds	142,208	164,399	- 13.5
	12,445,196	12,002,197	+ 3.7
Less: Impairment loss	(227,701)	-	
	12,217,495	12,002,197	+ 1.8
Issued by:			
Central governments and central banks	2,914,152	4,344,171	- 32.9
Public sector entities	2,336,964	220,749	+ 958.7
Banks and other financial institutions	4,076,627	5,058,286	- 19.4
Corporate entities	2,586,100	2,214,163	+ 16.8
Other entities	303,652	164,828	+ 84.2
	12,217,495	12,002,197	+ 1.8
Analysed by place of listing:			
Listed in Hong Kong	1,024,760	2,771,512	- 63.0
Listed outside Hong Kong	2,548,630	1,949,661	+ 30.7
	3,573,390	4,721,173	- 24.3
Unlisted	8,644,105	7,281,024	+ 18.7
	12,217,495	12,002,197	+ 1.8

17. Held-To-Maturity Investments

	2007	2006	Variance
	HK$'000	HK$'000	%
Treasury bills (including Exchange Fund Bills)	66,793	84,044	- 20.5
Certificates of deposit held	1,625,065	1,614,028	+ 0.7
Debt securities	9,111,158	8,551,287	+ 6.5
	10,803,016	10,249,359	+ 5.4
Less: Impairment loss	(41,967)	-	
	10,761,049	10,249,359	+ 5.0
Issued by:			
Central governments and central banks	5,411,301	5,417,161	- 0.1
Public sector entities	664,054	746,137	- 11.0
Banks and other financial institutions	3,507,330	2,881,767	+ 21.7
Corporate entities	1,178,364	1,204,294	- 2.2
	10,761,049	10,249,359	+ 5.0
Analysed by place of listing:			
Listed in Hong Kong	193,792	80,663	+ 140.2
Listed outside Hong Kong	2,129,581	1,773,409	+ 20.1
	2,323,373	1,854,072	+ 25.3
Unlisted	8,437,676	8,395,287	+ 0.5
	10,761,049	10,249,359	+ 5.0
Market value:			
Listed securities	2,330,403	1,847,348	+ 26.1
Unlisted securities	8,462,504	8,269,760	+ 2.3
	10,792,907	10,117,108	+ 6.7

18. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Personal financial services include branch operations, personal Internet banking, consumer finance, property loans, credit card business and private banking to personal customers.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, enterprise lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, securities broking and dealing, and provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

	2007							
	Personal Financial Services HK$'000	Corporate Banking HK$'000	Investment Banking HK$'000	Corporate Services HK$'000	Others HK$'000	Unallocated HK$'000	Inter-segment elimination HK$'000	Consolidated HK$'000
The Group								
Net interest income	1,995,869	2,970,132	980,371	1,099	30,655	(956)	-	5,977,170
Other operating income from external customers	1,055,931	445,808	308,100	758,393	238,623	29,488	-	2,836,343
Inter-segment income	-	-	-	-	-	157,540	(157,540)	-
Operating income	3,051,800	3,415,940	1,288,471	759,492	269,278	186,072	(157,540)	8,813,513
Operating expenses	(1,897,765)	(1,327,492)	(570,291)	(440,999)	(221,836)	(232,657)	-	(4,691,040)
Inter-segment expenses	(126,482)	(16,385)	(7,093)	-	(1,320)	(6,260)	157,540	-
Operating profit before impairment losses	1,027,553	2,072,063	711,087	318,493	46,122	(52,845)	-	4,122,473
(Charge for)/ Write back of impairment losses on loans and advances	(42,747)	(172,399)	309	(4,913)	3,279	-	-	(216,471)
Write back of impairment losses on bank premises	-	-	-	-	-	132,530	-	132,530
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	-	-	(310,908)	-	-	-	-	(310,908)
Operating profit after impairment losses	984,806	1,899,664	400,488	313,580	49,401	79,685	-	3,727,624
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	-	-	1,073,162	-	125	(570)	-	1,072,717
Valuation gains on investment properties	-	-	-	-	292,998	-	-	292,998
Share of profits less losses of associates	3,058	34,419	51,606	-	2,716	(146)	-	91,653
Profit before taxation	987,864	1,934,083	1,525,256	313,580	345,240	78,969	-	5,184,992
Depreciation for the year	(128,488)	(73,555)	(26,290)	(14,108)	(8,191)	(75,633)	-	(326,265)
Segment assets	56,900,852	159,795,691	151,171,404	1,105,656	8,218,409	1,013,585	-	378,205,597
Investments in associates	54,810	2,261,030	133,111	-	343,429	689	-	2,793,069
Unallocated assets	-	-	-	-	-	12,979,994	-	12,979,994
Total assets	56,955,662	162,056,721	151,304,515	1,105,656	8,561,838	13,994,268	-	393,978,660
Segment liabilities	171,180,610	114,689,983	55,646,549	126,496	2,677,047	-	-	344,320,685
Unallocated liabilities	-	-	-	-	-	5,559,844	-	5,559,844
Loan capital	-	-	-	-	-	13,652,219	-	13,652,219
Total liabilities	171,180,610	114,689,983	55,646,549	126,496	2,677,047	19,212,063	-	363,532,748
Capital expenditure incurred during the year	48,263	172,403	225,783	55,421	16,963	445,311	-	964,144

	2006 Restated [b]							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group								
Net interest income	2,124,203	1,940,619	920,208	459	15,000	(1,689)	-	4,998,800
Other operating income from external customers	686,041	347,143	814,793	598,820	101,011	17,704	-	2,565,512
Inter-segment income	-	-	-	-	-	149,168	(149,168)	-
Operating income	2,810,244	2,287,762	1,735,001	599,279	116,011	165,183	(149,168)	7,564,312
Operating expenses	(1,542,398)	(844,678)	(338,201)	(359,794)	(159,783)	(220,506)	-	(3,465,360)
Inter-segment expenses	(121,253)	(15,584)	(5,832)	-	(1,006)	(5,493)	149,168	-
Operating profit before impairment losses	1,146,593	1,427,500	1,390,968	239,485	(44,778)	(60,816)	-	4,098,952
(Charge for)/Write back of impairment losses on loans and advances	(31,052)	(212,784)	1,588	(1,789)	189	-	-	(243,848)
Write back of impairment losses on bank premises	-	-	-	-	-	27,681	-	27,681
Write back of impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	-	24,560	12,972	-	-	-	-	37,532
Impairment losses on goodwill	-	-	-	-	(23,698)	-	-	(23,698)
Operating profit after impairment losses	1,115,541	1,239,276	1,405,528	237,696	(68,287)	(33,135)	-	3,896,619
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	-	-	49,981	-	1,493	(8,250)	-	43,224
Valuation gains on investment properties	-	-	-	-	137,777	-	-	137,777
Share of profits less losses of associates	1,822	31,061	98,744	-	51,964	(1,017)	-	182,574
Profit before taxation	1,117,363	1,270,337	1,554,253	237,696	122,947	(42,402)	-	4,260,194
Depreciation for the year	(112,438)	(57,630)	(22,259)	(14,019)	(7,297)	(85,431)	-	(299,074)
Segment assets	54,999,355	113,727,008	109,300,351	898,940	4,982,267	1,134,481	-	285,042,402
Investments in associates	42,885	513,925	168,044	-	351,049	835	-	1,076,738
Unallocated assets	-	-	-	-	-	8,083,177	-	8,083,177
Total assets	55,042,240	114,240,933	109,468,395	898,940	5,333,316	9,218,493	-	294,202,317
Segment liabilities	143,750,674	65,775,116	41,133,198	85,386	2,168,122	-	-	252,912,496
Unallocated liabilities	-	-	-	-	-	5,490,777	-	5,490,777
Loan capital	-	-	-	-	-	8,154,315	-	8,154,315
Total liabilities	143,750,674	65,775,116	41,133,198	85,386	2,168,122	13,645,092	-	266,557,588
Capital expenditure incurred during the year	76,343	167,049	151,904	84,430	5,326	136,785	-	621,837

19. Off-balance Sheet Exposures

The following is a summary of each significant class of off-balance sheet exposures:

	2007	2006	Variance
	HK$'000	HK$'000	%
Contractual amounts of contingent liabilities and commitments			
- Direct credit substitutes	8,496,462	5,214,804	+ 62.9
- Transaction-related contingencies	976,037	740,121	+ 31.9
- Trade-related contingencies	1,492,668	1,835,733	- 18.7
- Commitments that are unconditionally cancellable without prior notice	49,117,152	36,724,889	+ 33.7
- Other commitments			
- up to 1 year	4,510,116	3,022,549	+ 49.2
- over 1 year	14,143,865	14,686,624	- 3.7
Total	78,736,300	62,224,720	+ 26.5
- Aggregate credit risk weighted amount	43,331,331	12,018,280	+ 260.5
Notional amounts of derivatives			
- Exchange rate contracts	45,678,990	18,266,638	+ 150.1
- Interest rate contracts	28,340,464	21,255,579	+ 33.3
- Equity contracts	13,771,625	2,576,242	+ 434.6
Total	87,791,079	42,098,459	+ 108.5
- Aggregate credit risk weighted amount	2,183,524	337,962	+ 546.1
- Aggregate replacement costs	1,551,732	662,417	+ 134.3

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

20. Currency Concentrations

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	2007 HK$Million			
	USD	CNY	Others	Total
Spot assets	94,859	75,601	44,405	214,865
Spot liabilities	(82,587)	(70,383)	(47,120)	(200,090)
Forward purchases	36,089	3,399	15,231	54,719
Forward sales	(45,224)	(4,418)	(11,369)	(61,011)
Net options position	(10)	-	22	12
Net long position	3,127	4,199	1,169	8,495

	2006 HK$Million			
	USD	CNY	Others	Total
Spot assets	76,800	28,643	36,587	142,030
Spot liabilities	(72,677)	(27,002)	(36,367)	(136,046)
Forward purchases	20,345	19	5,762	26,126
Forward sales	(23,720)	(24)	(5,431)	(29,175)
Net options position	(9)	-	33	24
Net long position	739	1,636	584	2,959

	2007 HK$Million			
	USD	CNY	Others	Total
Net structural position	1,792	4,771	891	7,454

	2006 HK$Million			
	USD	CNY	Others	Total
Net structural position	1,779	1,345	659	3,783

21. Reserves

	2007	2006	Variance
	HK$'000	HK$'000	%
Share premium	1,117,932	1,012,138	+ 10.5
General reserve	14,004,452	13,256,982	+ 5.6
Revaluation reserve on bank premises	865,500	835,829	+ 3.5
Investment revaluation reserve	476,262	861,188	- 44.7
Exchange revaluation reserve	672,079	184,293	+ 264.7
Other reserves	153,051	137,678	+ 11.2
Retained profits*	8,873,574	7,099,491	+ 25.0
Total	26,162,850	23,387,599	+ 11.9
Proposed dividends, not provided for	1,857,753	1,596,646	+ 16.4

* A regulatory reserve is maintained to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes by earmarking amounts in respect of losses which the Bank will or may incur on loans and advances in addition to impairment losses recognised. Movements in the reserve are earmarked directly through retained earnings and in consultation with the Hong Kong Monetary Authority. As at 31st December, 2007, HK$2,100,000,000 (2006: HK$606,000,000) was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

1. Capital, Capital Adequacy and Liquidity Information

(a) Capital Adequacy Ratio

	2007	2006
	%	%
Capital adequacy ratio as at 31st December	12.6	14.2
Core capital adequacy ratio as at 31st December	7.4	10.5

The capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Banking (Capital) Rules.

Capital ratios at 31st December, 2007 were compiled in accordance with the Banking (Capital) Rules ("the Capital Rules") issued by the Hong Kong Monetary Authority under Section 98A of the Hong Kong Banking Ordinance for the implementation of the "Basel II" capital accord, which became effective on 1st January, 2007. In accordance with the Capital Rules, the Bank has adopted the Foundation Internal Ratings-Based ("IRB") approach for the calculation of the risk-weighted assets for credit risk and the "internal models approach" for the calculation of market risk and "standardised approach" for operational risk. The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are "regulated financial entities" (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

The capital ratios at 31st December, 2006 were complied in accordance with the then Third Schedule of Hong Kong Banking Ordinance ("the Third Schedule") under the "Basel I" capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk-weighted assets, the capital ratios are not directly comparable.

(b) Group Capital Base after Deductions

	2007	2006
	HK$'000	HK$'000
Core capital		
Paid up ordinary share capital	3,935,918	3,875,355
Share premium	1,117,932	1,012,138
Reserves	16,884,442	16,898,603
Profit and loss account	873,027	917,254
Minority interests	1	232,579
Deduct: Goodwill	(1,615,542)	(2,592,330)
Other intangible assets	(11,383)	-
	21,184,395	20,343,599
Less: Core capital items deductions	(2,742,083)	(1,738,473)
Total core capital	18,442,312	18,605,126
Eligible supplementary capital		
Reserves attributable to fair value gains on revaluation of holdings of land and buildings	788,040	948,382
Revaluation reserves for fair value gains on revaluation of holdings of available-for-sale equities and debt securities	127,649	206,381
Unrealised fair value gains arising from holdings of equities and debt securities designated at fair value through profit or loss	2,206	84,101
Regulatory reserve for general banking risks	247,101	606,000
Collectively assessed impairment allowances	50,925	451,883
Surplus provisions	693,612	-
Perpetual subordinated debt	4,660,811	-
Term subordinated debt	8,952,322	8,154,315
	15,522,666	10,451,062
Less: Supplementary capital items deductions	(2,742,084)	(1,738,474)
Total supplementary capital	12,780,582	8,712,588
Total capital base	31,222,894	27,317,714

(c) Liquidity Ratio

	2007	2006
	%	%
Average liquidity ratio for the year	43.5	44.0

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

2. Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

	2007			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	23,281,237	7,386,043	36,394,646	67,061,926
Asian countries, excluding People's Republic of China	14,695,430	1,470,692	11,468,100	27,634,222
North America	7,101,474	5,302,734	8,947,147	21,351,355
Western Europe	67,486,170	-	4,783,862	72,270,032

	2006			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	18,545,033	2,791,328	19,987,278	41,323,639
Asian countries, excluding People's Republic of China	12,428,469	1,493,595	10,251,920	24,173,984
North America	8,276,028	5,306,564	7,144,615	20,727,207
Western Europe	41,157,247	-	2,789,971	43,947,218

3. Non-bank Mainland Exposures

The total direct non-bank Mainland exposures and the individual impairment allowances were as follows:-

	2007			
Type of counterparties	On-balance sheet exposure	Off-balance sheet exposure	Total	Individual impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000
Mainland entities	76,127,780	15,246,975	91,374,755	184,442
Companies and individuals outside Mainland where the credit is granted for use in Mainland	11,847,779	2,785,203	14,632,982	462
Other counterparties the exposures to whom are considered to be non-bank Mainland exposures	1,729,201	26,993	1,756,194	9
Total	89,704,760	18,059,171	107,763,931	184,913

Type of counterparties	2006 On-balance sheet exposure	 Off-balance sheet exposure	 Total	 Individual Impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000
Mainland entities	41,812,989	10,447,307	52,260,296	108,869
Companies and individuals outside Mainland where the credit is granted for use in Mainland	11,440,768	2,352,619	13,793,387	3,430
Other counterparties the exposures to whom are considered to be non-bank Mainland exposures	90,047	320	90,367	-
Total	53,343,804	12,800,246	66,144,050	112,299

4. Overdue, Rescheduled and Repossessed Assets

(i) Overdue and Rescheduled Advances

	2007		2006	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Advances to customers overdue for				
- 6 months or less but over 3 months	151,003	0.1	158,741	0.1
- 1 year or less but over 6 months	167,654	0.1	142,127	0.1
- Over 1 year	148,995	0.0	222,433	0.1
	467,652	0.2	523,301	0.3
Rescheduled advances to customers	282,888	0.1	291,246	0.2
Total overdue and rescheduled advances	750,540	0.3	814,547	0.5
Secured overdue advances	260,878	0.1	358,674	0.2
Unsecured overdue advances	206,774	0.1	164,627	0.1
Market value of security held against secured overdue advances	1,553,361		633,804	
Individual impairment allowance made on loans overdue for more than 3 months	135,924		105,878	

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Loans repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, and/or when the loans have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

An asset considered as an eligible collateral should generally satisfy the following:
(a) The market value of the asset is readily determinable or can be reasonably established and verified;
(b) The asset is marketable and there exists a readily available secondary market for disposing of the asset;
(c) The Bank's right to repossess the asset is legally enforceable and without impediment; and
(d) The Bank is able to secure control over the asset if necessary.

The two main types of "Eligible Collateral" are as follows:
(i) "Eligible Financial Collateral" mainly comprises cash deposits and shares.
(ii) "Eligible Physical Collateral" mainly comprises land and buildings, vehicles and equipment.

When the Bank's clients face financial difficulties and fail to settle their loans, depending on different situations, the Bank usually takes the following actions to recover the debt:
(a) Debt Rescheduling / Restructuring
(b) Enforcement of security
(c) Legal Action
(d) Recovery via Debt Collector

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2007 and 31st December, 2006; nor were there any rescheduled advances to banks and other financial institutions on these two dates.

(ii) Other Overdue and Rescheduled Assets

	2007		2006	
	Accrued interest HK$'000	Other assets* HK$'000	Accrued interest HK$'000	Other assets* HK$'000
Other assets overdue for				
- 6 months or less but over 3 months	420	-	841	-
- 1 year or less but over 6 months	592	-	1,863	2,065
- Over 1 year	1,025	4,166	2,228	17,507
	2,037	4,166	4,932	19,572
Rescheduled assets	-	-	-	-
Total other overdue and rescheduled assets	2,037	4,166	4,932	19,572

* Other assets refer to trade bills and receivables.

(iii) Repossessed Assets

	2007	2006
	HK$'000	HK$'000
Repossessed land and buildings *	19,142	97,096
Repossessed vehicles and equipment	1,175	290
Total repossessed assets	20,317	97,386

The amount represents the estimated market value of the repossessed assets as at 31st December.

* The balance included HK$15,312,000 (2006: HK$27,689,000) relating to properties that were contracted for sale but not yet completed.

STATEMENT OF COMPLIANCE

(1) In preparing the accounts for 2007, the Bank has fully complied with the Banking (Disclosure) Rule, which have superceded the supervisory policy manual on financial disclosure issued by the Hong Kong Monetary Authority (HKMA).

(2) Being the largest independent local bank in Hong Kong, the Bank is committed to maintaining the highest corporate governance standards. The Board considers such commitment essential in balancing the interests of shareholders, customers and employees; and in upholding accountability and transparency.

The Bank has complied with all the Code Provisions set out in Appendix 14 Code on Corporate Governance Practices (the "Code") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting year ended 31st December, 2007, except for deviations from Code Provision A.2.1 and A.5.4 which are explained below.

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David LI Kwok-po is the Chairman & Chief Executive of the Bank. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and high calibre individuals and meets regularly every two months to discuss issues affecting operations of the Bank. There is a strong independent element in the composition of the Board. Out of the 19 Board members, 9 are Independent Non-executive Directors. The Board believes that the current structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board believes that Sir David's appointment to the posts of Chairman and Chief Executive is beneficial to the business prospects and management of the Bank.

Code Provision A.5.4 stipulates that directors must comply with their obligations under the Model Code set out in Appendix 10 of the Listing Rules.

Having made specific enquiry on all Directors of the Bank, during the year ended 31st December, 2007, except for the incident reported hereinafter, other Directors of the Bank confirmed that they had complied with the required standard set out in the Model Code and the Bank's *Policy on Insider Trading - Directors and Chief Executive*.

In November 2007, Eric LI Fook Chuen ("Mr. Li") informed the Bank that The Kowloon Dairy Ltd. ("KDL"), a corporation controlled by Mr. Li, would transfer 6,300,000 shares of the Bank to the shareholders of KDL's parent company by way of distribution in specie. New Jerico Ltd. of which Mr. Li is the sole director, is a shareholder of KDL's parent company. New Jerico Ltd. as trustee of The Jerico Unit Trust, assigned its entitlement of the distribution of 1,272,000 shares of the Bank to Mr. Li. New Jerico Ltd. is held by The New Elico Trust of which Mr. Li is the founder and a discretionary beneficiary. The distribution was subsequently made and the shares were transferred on 3rd December, 2007. Disclosures in respect of the change in nature and the transfer of shares were made to the Stock Exchange and the Bank on 13th December, 2007, which was beyond the prescribed time frame under the Securities and Futures Ordinance.

FINAL DIVIDEND

At the forthcoming Annual General Meeting to be held on Thursday, 17th April, 2008 ("2008 AGM"), the Directors will propose a final dividend of HK$1.18 (2006: HK$1.03) per share for the year ended 31st December, 2007, which, together with the interim dividend of HK$0.48 per share paid in September 2007, will constitute a total dividend of HK$1.66 (2006: HK$1.46) per share for the full year. This represents an increase of 13.7% over the total dividend for the year 2006. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash, to shareholders whose names appear on the Register of Members at the close of business on Wednesday, 26th March, 2008. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the 2008 AGM, and the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued under the scrip dividend scheme. Details of the scrip dividend scheme and the election form will be sent to shareholders on or about Wednesday, 26th March, 2008. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Friday, 18th April, 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Bank will be closed for the following periods:

(a) For the purpose of determining shareholders who qualify for final dividend, the Register of Members of the Bank will be closed from Tuesday, 25th March, 2008 to Wednesday, 26th March, 2008, both days inclusive. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Tricor Standard Limited* by 4:00 p.m. Thursday, 20th March, 2008.

(b) For the purpose of determining shareholders who are entitled to attend and vote at the 2008 AGM, the Register of Members of the Bank will be closed from Wednesday, 16th April, 2008 to Thursday, 17th April, 2008, both days inclusive. In order to qualify for attending and voting at the 2008 AGM, all transfer documents should be lodged for registration with Tricor Standard Limited* by 4:00 p.m. Tuesday, 15th April, 2008.

**Address: 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong*

DEALINGS IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2007.

CHAIRMAN'S STATEMENT

In 2007, the BEA Group recorded a profit after tax of HK$4,221,million, representing an increase of HK$735 million, or 21.1%, compared to the HK$3,486 million earned in 2006. Basic earnings per share reached HK$2.65. Return on average assets and return of average equity were 1.2% and 14.6%, respectively.

As at 31st December, 2007, total consolidated assets stood at HK$393,979 million, an increase of HK$99,777 million over the position at the end of 2006. Advances to customers stood at HK$218,184 million, representing 55.4% of total consolidated assets. Customer deposits were HK$284,186 million, while certificates of deposit and subordinated debt issued stood at HK$25,817 million. The loan-to-deposit ratio was 73.6%, compared with 76.7% at the end of 2006. Total equity increased by 10.1% to HK$30,446 million.

At the forthcoming Annual General Meeting to be held on Thursday, 17th April, 2008, the Directors will propose a final dividend of HK$1.18 per share, which, together with the interim dividend of HK$0.48 per share paid in September 2007, will constitute a total dividend of HK$1.66 per share for the full year. This represents an increase of 13.7% over the total dividend of HK$1.46 per share for the year 2006.

In 2007, the operating environment in Hong Kong further improved. The financial markets performed well, buoyed by strong performance from China-related shares. This performance was powered by the three engines of exports, investment and consumption, causing China's economic growth to accelerate sharply in 2007.

Overseas, the overall economic environment weakened in the latter part of the year, as concerns over the impact of the sub-prime crisis curtailed lending and dampened business investment.

The overall asset quality of BEA's portfolio continued to improve in 2007, as the Bank benefited from strong economic growth both locally and on the Mainland. Consumer lending remained strong, as private consumption grew. However, abundant liquidity and intense competition continued to exert pressure on local interest margins, especially in the mortgage market.

In December, 2007, the Bank received the Hong Kong Monetary Authority's approval to adopt the more sophisticated approaches under the Basel II framework, namely the Foundation Internal Ratings-based ("IRB") Approach for credit risk, the Internal Models Approach for market risk and the Standardised Approach for operational risk. With effect from 31st December, 2007, BEA was the first bank in Hong Kong to use the more sophisticated approaches to determine its risk weighted assets for various types of risk and to calculate the Capital Adequacy Ratio ("CAR"). The business benefits of adopting the more sophisticated approaches are significant, including enhanced risk management, more efficient use of capital and higher transparency in the disclosure of risk-related information.

Highlighting the Bank's success in implementing a robust risk management regime, in March 2007 the Bank won the award for "Excellence in Risk Management" in the "Financial Insights Innovation Award 2007", organised by Financial Insights of Singapore. This international recognition, for which BEA competed with over 60 international bank and non-bank institutions, was awarded on the basis of the Bank's initiative in implementing Basel II and its effective approach to risk management.

Management foresees that the business environment in 2008 will be fairly challenging, as the sub-prime crisis continues to affect the American economy and as the tighter monetary policies adopted on the Mainland during 2007 begin to take hold. However, China's economy is expected to continue to grow strongly, if at a slightly slower pace than last year. BEA is well positioned to exploit the emerging business opportunities on the Mainland, in particular those arising from the deregulation of the financial sector.

BEA's newly incorporated subsidiary bank in China, The Bank of East Asia (China) Limited ("BEA China"), commenced business in April 2007. BEA China is authorised to provide RMB and foreign currency banking services to local and overseas individuals and enterprises on the Mainland. In the coming years, the Bank will continue to expand its branch network aggressively and to enhance its product range so as to fully capture available business opportunities.

Further, BEA will continue to develop and leverage its niche position with overseas Chinese communities to gain international business growth, with special emphasis on the United States, Canada, United Kingdom and South East Asia.

BEA will build on past success to broaden its product and service portfolio. Wealth management, including private banking, structured products, bancassurance and asset management, will remain the primary focus of this effort. The Bank will step up cross-selling initiatives, and enhance efforts to promote Tricor's leading corporate services and share registration business, and Blue Cross insurance products. The Bank will also remain alert to opportunities offered by acquisitions and strategic alliances, both in and outside Hong Kong.

BEA will continue to devote resources to enhance productivity and operating efficiencies. The Bank will consider relocating additional back-office operations to the operating centre in Guangzhou. Operating efficiency gains will also be pursued through the ongoing process of branch rationalisation and transformation, as well as through workflow simplification. BEA will continue to invest in information technology infrastructure, in order to provide best-in-class products and services to customers in Hong Kong, the Mainland and worldwide.

I am pleased to inform Shareholders that Professor Arthur Li Kwok-cheung, who served as a Non-executive Director of the Bank from 1995 to 2002, has been re-appointed as a Non-executive Director. In addition, Mr. Kuok Khoon-ean and Mr. William Doo Wai-hoi have been appointed Independent Non-executive Directors of the Bank. All three appointments took effect on 10th January, 2008. With their wealth of experience, I am confident that their contribution to the Board will lead to the further success of the BEA Group.

At the forthcoming Annual General Meeting to be held on Thursday, 17th April, 2008, Dr. Li Fook-wo will retire in accordance with the Articles of Association and will not seek re-election. Dr. Li joined the Bank in 1940 and was appointed a Director of the Bank in 1958. He served as Chief Manager from 1972 to 1976, and Chairman from 1984 to 1997. He has played a significant role in the continuing development of the Bank for the past 68 years. Dr. Li has served the Bank with distinction, and has always been a respected source of wisdom and guidance for the Board. On behalf of the Board, I would like to express my heartfelt gratitude to Dr. Li for his invaluable contribution to the Bank.

David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 15th February, 2008

FINANCIAL REVIEW

Financial Performance

The BEA Group recorded a profit after tax of HK$4,221 million for the year ended 31st December, 2007, 21.1% higher than the previous year.

Due to strong growth in the loan portfolio in 2007, the Bank Group's net interest income increased by HK$978 million, or 19.6%, to HK$5,977 million. Non-interest income increased by HK$271 million, or 10.6%, mainly due to an increase in net fee and commission income and net trading profits, despite the revaluation loss recorded on collateralised debt obligations. As a result, total operating income increased by 16.5% to HK$8,814 million.

Operating expenses increased by 35.4% over 2006 to HK$4,691 million, due to the continuing expansion of the Group's activities. The cost to income ratio rose from 45.8% in 2006 to 53.2% in 2007.

Operating profit before impairment losses was HK$4,122 million, an increase of HK$24 million, or 0.6%, as compared with 2006.

Impairment losses on loans and advances decreased by HK$27 million, or 11.2%, when compared with 2006. There was a write back of impairment loss on bank premises of HK$133 million in 2007, an increase of HK$105 million, as compared with 2006. Impairment losses on notes issued by structured investment vehicles totalled HK$270 million. As a result, total impairment losses increased by HK$193 million, or 95.1%.

The net profit on disposal of available-for-sale investments increased to HK$667 million. In addition, sale of a 49% interest in the Group's wholly-owned subsidiary, East Asia Asset Management Company Limited, to Union Asset Management Holding AG of Germany for HK$406 million resulted in a profit that was recognised as a gain on disposal of subsidiaries/associates. The company has since been renamed BEA Union Investment Management Limited.

After taking into account income taxes, profit after taxation was HK$4,221 million, an increase of 21.1% over the HK$3,486 million recorded the previous year. Profit attributable to equity holders of the Group was HK$4,144 million, an increase of 20.6%.

Financial Position

Total consolidated assets of the BEA Group were HK$393,979 million at the end of 2007, representing a rise of 33.9% from HK$294,202 million at the end of 2006. Advances to customers increased by 31.3% to HK$218,184 million.

Total deposits increased by 36.9% to HK$296,351 million, while customer deposits rose by 35.6% to HK$284,186 million. The sum held in demand deposits and current accounts increased by a combined HK$14,859 million to HK$29,990 million. The amount in savings accounts increased by HK$5,572 million to HK$49,216 million. The value of time deposits at year-end 2007 stood at HK$204,980 million, an increase of HK$54,230 million, or 36.0%, when compared with the balance at year-end 2006.

During the year of 2007, BEA issued HKD fixed rate certificates of deposit with a face value of HK$5,470 million, HKD floating rate certificates of deposit with a face value of HK$1,630 million and USD zero coupon certificates of deposit with a face value of US$150 million. The Bank redeemed a quantity of certificates of deposit amounting to HK$2,647 million equivalent upon maturity, and repurchased its own certificates of deposit amounting to HK$32 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 73.6% at the end of 2007, being 3.1% lower than the 76.7% reported at the end of 2006.

At the end of December 2007, the face value of the outstanding debt portfolio was HK$12,504 million, with the carrying amount equal to HK$ 12,165 million.

Maturity Profile of Debts Issued
As at 31st December, 2007
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2008	2009	2011	2013	2014	2015
Floating Rate Certificates of Deposit								
Issued in 2005	HKD	1,500	1,500					
Issued in 2006	HKD	500		500				
Issued in 2007	HKD	1,630	1,630					
Fixed Rate Certificates of Deposit								
Issued in 2005	HKD	500	500					
Issued in 2006	HKD	500		500				
Issued in 2007	HKD	5,470	5,470					
Issued in 2007	TWD	2,300	2,300					
Zero Coupon Certificates of Deposit								
Issued in 2006	USD	50			50			
Issued in 2007	USD	150				50	50	50
Step Up Certificates of Deposit								
Issued in 2003	USD	37	37					
Total Debts issued in HKD equivalent		12,504	9,944	1,000	390	390	390	390

Maturity Profile of Loan Capital
As at 31st December, 2007
(All expressed in millions of dollars)

		Currency	Total Face Value	Year of Maturity 2015	2017	Perpetual
Issued in 2005	*Note 1*	USD	550	550		
Issued in 2007	*Note 2*	USD	600		600	
Issued in 2007	*Note 3*	GBP	300			300
Total Loan Capital issued in HKD equivalent			13,646	4,290	4,680	4,676

Notes

1. *Callable on 14th December, 2010*
2. *Callable on 22nd June, 2012*
3. *Callable on 21st March, 2012 and on each interest payment date thereafter*

Risk Management

The Bank has established comprehensive risk management procedures in line with the requirements set out by the Hong Kong Monetary Authority to identify, measure, monitor and control the various types of risk the Bank faces, including credit risk, market risk, liquidity risk and operational risk, and where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors, and risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interest of the Group.

The risk management mechanisms are built around a centralised framework and incorporate specialised risk management committees, namely: Credit Committee; Asset & Liability Management Committee; and Operational & Other Risks Management Committee. These mechanisms capture the different risk-related management activities on a group basis, including formulation of policies, setting up of procedures and control limits, ongoing monitoring for observance, etc., before the same are reported via the Risk Management Committee to the Board of Directors so as to ensure compliance with the various bank policies, and legal and regulatory requirements in Hong Kong, the Mainland of China and overseas. The Chief Risk Officer ensures that appropriate measures are in place to enhance the overall risk management capability of the Bank Group.

OPERATIONS REVIEW

Recognition

During the past year, the Bank's achievements were recognised by a number of outside parties. The Bank received the "Excellence in Risk Management" award in the Financial Insights Innovation Awards for its Basel II initiative; Global Refund's "Platinum Award" for its Value Added Tax refund service; and an Award of Excellence in the Best Workplace Practices category of the Asian CSR Awards 2007 for its submission, "BEA Tower Office Centralisation Project – Caring Design and Implementation".

Improvements to Operations

Relocating Back-Office Operations to the Mainland

The Bank's back office operating centre in Guangzhou, incorporated under the name East Asia Electronic Data Processing (Guangzhou) Limited, continues to take on additional responsibility. A second site is now being developed to house additional and more sophisticated functions.

Personal Banking

Branch Distribution

The Branch Rationalisation Programme continued during the year, with the opening of four new branches, the expansion of two branches, and the relocation of three branches to more prominent sites. At the end of January 2008, the total number of BEA branches in Hong Kong stood at 91.

To further enhance BEA's wealth management services, 10 SupremeGold Centres were opened during the year, bringing the total number of SupremeGold Centres to 45 by the end of January 2008. The Bank plans to open another two SupremeGold Centres during 2008.

Cyberbanking

Cyberbanking services were further enhanced during the past year. Passbook gold trading as well as subscription and redemption of unit trusts can now be conducted via the Internet. The enhancement also enabled Mandatory Provident Fund (MPF) scheme members to open Cyberbanking accounts, thereby providing direct access to information on their MPF accounts and fund performance.

The number of Cyberbanking customers continued to increase during the year. By the end of 2007, the Bank had more than 393,000 registered Cyberbanking users. The average daily usage volume exceeded 273,000 transactions.

Corporate Cyberbanking also recorded steady growth. By the end of 2007, over 20,500 corporate customers had registered with BEA's Corporate Cyberbanking, an increase of 8.7% year on year.

Consumer Loans

Consumer Finance Department

The Bank introduced a series of marketing programmes during the year targeted at different customer segments to expand its consumer loan business. A new Instalment Loan and Revolving Loan programme was introduced to capture the financial needs of general to middle income group. As a result, personal instalment loans surged over 50%, as compared with the previous year.

Credit Gain Finance

During the past year, Credit Gain Finance opened four additional branches, bringing the total number of branches to eight. A series of marketing activities was conducted via multi-media channels and various products were developed to capture different customer niches. Significant growth in sales volume was achieved.

Credit Gain Finance will continue to expand its product range and enhance brand awareness to increase market share.

Credit Cards

A series of promotional activities was launched during the year, leveraging on strong consumer market sentiment. Card business grew robustly and market share expanded. As a result, the card base exceeded one million by the end of 2007. Marketing programmes were introduced to encourage credit card usage, supporting strong growth in interest and fee income in 2007.

Differentiated card products and benefits were developed during the year to meet the needs of particular target segments.

The Bank also launched two pioneer card products, BEA JCB PLATINUM Card and BEA Traveller's Card. The former targets a young audience who are trendsetters and sensitive to overseas, especially Japanese, popular culture, while the latter allows frequent travellers to better manage currency exchange rates.

In the year ahead, BEA aims to further develop its card base and encourage card usage, credit card advances and revolving receivables to improve profitability. At the same time, the Bank will endeavour to further penetrate the youth segment.

Property Loans

Fuelled by the surging economy, the local property market exhibited a strong revival that resulted in a significant increase in loan demand in 2007. However, competition for mortgage business also intensified.

In order to enhance its market share, BEA introduced a series of mortgage promotion campaigns, covering both the residential and non-residential mortgage markets.

In July, the Bank extended the Deferred Principal Repayment Method to mortgage loans secured by non-residential properties. This enhanced the flexibility available to commercial and retail property buyers.

Corporate Banking

Corporate Lending

The local corporate loan market exhibited strong growth in 2007, dominated by the financing activities of Mainland enterprises and property-related lending. The growth in property lending was fuelled by the very successful land auctions that were held during the year, while Mainland enterprises showed strong interest in offshore foreign-currency-based financing to take advantage of the steady appreciation in the RMB.

Given the abundant liquidity in the loan market and the intense competition, interest margins for both syndicated and bilateral deals continued to be squeezed to historically low levels. Nevertheless, BEA maintained an active presence in the syndicated loan market in 2007, both as coordinating arranger and as a participant.

BEA shall continue to structure its products to meet the ever-changing needs of the corporate market and to maintain a dynamic asset mix, including property lending, pre-IPO financing, share financing, infrastructure project financing, working capital and leveraged buyout financing, in order to capture the best market opportunities.

On the commercial loan side, the strong and stable Mainland market provided ample business opportunities for Hong Kong manufacturers and traders. Manufacturers took the initiative to upgrade and enhance their production equipment during the year. As a result, the Bank recorded double-digit growth in equipment financing.

Hong Kong continues to serve as a major financial support centre for China. Many overseas companies that establish operations in China prefer to arrange funding in Hong Kong, offering good business opportunities for this Bank.

For taxi and public light bus financing, competition intensified and some lenders have further lowered their pricing. BEA sustained its market share in the taxi loan business by maintaining its service quality and meeting the needs of the marketplace.

Unsecured business loans, marketed under the Business Ready Cash programme, showed good growth during the year, assisting small and medium sized enterprises ("SME") to enhance their competitiveness.

Securities Lending

The stock market was extremely buoyant in the past year and the Bank was able to capitalise on strong investor sentiment by extending a total of HK$237 billion in stagging loans, 30% more than the same period last year. The Bank also acted as a receiving bank for 22 Receiving Bank projects, nine more than in the previous year. One such project, China Railway Group set a new record for the largest number of share applications submitted.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

The Mandatory Provident Fund (MPF) scheme has been in operation for seven years, and service providers are beginning to lower the management fees on selected constituent funds. BEA reduced the fees of the Capital Preservation Fund and Global Bond Fund under its Master Trust Scheme in November 2007, with the aim of further enhancing the competitiveness of its MPF business in the marketplace.

The excellence of BEA's MPF offering was recognised by *AsianInvestor* magazine, with BEA selected to receive the "Hong Kong MPF Master Trust of the Year" award.

Trust Services

Although Estate Duty was abolished in 2005, Bank of East Asia (Trustees) Limited successfully expanded its business in private trusts and unit trusts in 2007. The company recorded a 67% growth in revenue from its private trust business during the year.

Wealth Management

Structured Products

Significant gains were achieved in both product innovation and profitability in 2007. The buoyant equity market sentiment generated strong demand for structured products. A total of 270 products were launched, almost 250% up on 2006. Exotic equity linked deposits became the main focus. Many matured early, delivering significant returns for customers and for the Bank.

The demand for structured products from China was also exceptional. Over 110 products were launched, covering all asset classes and catering for different needs. Qualified Domestic Institutional Investors ("QDII") demand surged, with a total of four new tranches launched in 2007.

Investment Fund Services

The Bank launched two BEA branded mutual funds in 2007, namely the BEA Global Themes Fund and the BEA Hong Kong Growth Fund. While the former provides exposure to 150 of the world's most promising companies, the latter focuses on picking Hong Kong listed stocks that stand to benefit from the upsurge in the Hong Kong and Chinese economies. Overall, the Bank's investment fund business performed very well in 2007, with growth of more than 110% in terms of gross sales.

In April, the Cyberfund Centre was significantly enhanced with a greater scope of online investment services, such as self-completed risk assessment, fund transactions, and portfolio monitoring.

In July, BEA became one of the first licensed banks to offer off-shore fund investments to Mainland Chinese investors via the QDII channel.

BEA Union Investment Management Limited

On 19th April, 2007, the Bank entered into a joint venture agreement with Germany's Union Asset Management Holding AG to form a joint venture asset management company in Hong Kong using East Asia Asset Management Company Limited as the platform. This entity was subsequently renamed BEA Union Investment Management Limited ("BEA Union") in July.

Leveraging on the parent group's extensive distribution and investment capabilities, BEA Union implemented new measures to establish a stronger foothold in both retail and

institutional markets in Asia, such as identifying new innovative investment solutions to meet growing demand and extending relations with key institutional investors in the region.

Seasoned portfolio managers were seconded from the German parent to establish BEA Union as the sole Asia competency centre for both holding groups. Business development and marketing teams were also strengthened to enhance market penetration capabilities.

Bancassurance

The life insurance business of the Bank, as represented by the new business index, achieved year-on-year growth of 30%. This result was supported by the launch of various insurance plans, namely Flexi Retirement Income Insurance, Lifetime Medical Savings Insurance and Lifetime Protection Insurance.

Segmented marketing strategies were adopted to promote suitable products to existing customer groups, such as payroll account holders, civil servants, university students and mortgage holders.

The E-channel was further developed in 2007 to provide more convenient sales and service options. Furthermore, a membership programme incorporating an incentive regime was introduced to encourage repeat purchases.

Blue Cross (Asia-Pacific) Insurance Limited

Blue Cross focused on the SME and personal markets during the past year. New business premium income in the SME group medical and personal general insurance categories grew by 28% and 19%, respectively, year-on-year. As a mark of Blue Cross' popularity in the travel insurance segment, the company has been named "The Most Popular Travel Insurance Company" for three years in succession (2005 – 2007).

Blue Cross took further steps in 2007 to expand its Internet business by launching web advertising and direct marketing campaigns. Web premium income increased by more than 120% compared to 2006.

Two key insurance products were revamped during the year to meet customers' needs with enhanced product features and benefits, namely household insurance and domestic helper insurance.

Private Banking

The Bank re-launched BEA Private Banking in late 2005, with the aim of providing best-in-class financial services to high net worth customers. The business has now been in operation for over two years, and has now achieved critical mass in terms of both clients and business turnover. Customer assets under management doubled in 2007, while revenues more than tripled.

Most Asian markets registered strong growth during 2007, leading to a very successful year in overall investment returns for many customers.

<u>Investment Banking and Services</u>

East Asia Securities Company Limited – Securities Cybertrading

East Asia Securities registered profit growth of more than 100% on better local market sentiment and improved investor confidence.

East Asia Securities is committed to using technology to improve and expand its brokerage service network. When compared with the corresponding period last year, the company

registered a rise of 58% in the number of Cybertrading accounts. As of 31st December, 2007, more than 72% of the company's securities clients had subscribed to Cybertrading.

The volume of transactions executed via Cybertrading, expressed as a percentage of total turnover, reached 53% of the number of trades and 22% of the gross transaction value by the end of the year.

With the dramatic increase in market turnover and trading volume conducted through Cybertrading, East Asia Securities further upgraded its hardware capacity and enlarged its online trading system in the third quarter of 2007.

East Asia Futures Limited – Futures Cybertrading

For the year 2007, East Asia Futures, the wholly-owned futures and option broking arm of the Bank, continued to benefit from improved local market conditions and increasing demand for derivative products.

In particular, the company expanded its clientele base with the implementation of the Futures Cybertrading Service. As compared with the corresponding period last year, the company registered growth of 57% in the number of Futures Cybertrading accounts. As of 31st December, 2007, more than 69% of the company's clients had subscribed for the Futures Cybertrading Service.

East Asia Futures has instituted various incentive schemes to encourage clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong positive response from clients. Currently, the volume of transactions executed via the Futures Cybertrading System, expressed as a percentage of total turnover, accounts for some 58% of the number of trades and 50% of transaction value.

East Asia Futures has plans to upgrade the software and hardware of its electronic trading system in 2008 in order to further enhance its Futures Cybertrading Service.

China Operations

The year 2007 was a fruitful one for BEA's China business. In April, BEA was among the first group of foreign banks to transfer its mainland operations to a locally incorporated subsidiary bank, The Bank of East Asia (China) Limited ("BEA China"). This subsidiary operates under the rules and regulations applicable to local banks on the Mainland.

BEA and BEA China have over 50 outlets on the Mainland, one of the most extensive networks of any foreign bank in China. A total of 18 new outlets were added in 2007. BEA China extended its operations to Shenyang, Wuhan and Nanjing and opened 14 sub-branches, including Shanghai Changning, Zhuhai Jida, Chengdu Jincheng, Xi'an Xidajie, Dalian ETDZ, Chongqing Shapingba, Beijing Yabaolu, Guangzhou Haizhu, Xiamen Hexiang, Shenzhen Longgang, Hangzhou Wenhuilu, Shanghai Dongfang Road, Xiamen Xiada and Guangzhou Development District.

The parent company retains a branch in Shanghai for conducting foreign exchange wholesale banking business, and four representative offices in Tianjin, Fuzhou, Suzhou, and Dongguan.

BEA China has further expanded its service area by substantially increasing the number of Automatic Teller Machines (ATMs), from 25 at the end of 2006 to 95 at the end of 2007.

In November, BEA China was assigned the Standard & Poor's A- long-term and A-2 short-term counterparty credit ratings. Standard & Poor's has also announced that the outlook for the ratings is stable in light of the status of BEA China as a core subsidiary of BEA. The ratings assigned to BEA China are the same as those of its parent bank, BEA.

The success of BEA's China operations is widely recognised. Some of the major awards won in 2007 are set out below:

1. The Asian Bankers highly coveted "Best Foreign Retail Bank in China" Award;

2. "Top 5 Foreign Banks" in the "China Business News Financial Brand Ranking 2007"; and

3. "Best Foreign Subsidiary Bank in China" in the 2007 Asian Banks Competitive Rankings held during the 21st Century Annual Finance Summit of Asia.

The prosperous economic conditions experienced during 2007 allowed BEA China to expand its business rapidly. BEA China will continue to leverage BEA's banking expertise to maintain its leading position on the Mainland.

Macau is another fast growing market for BEA. The Macau Branch was relocated to NAPE district in the southern part of Macau during 2007, and the existing branch premises was redeployed as Macau Praia Grande Sub-branch. BEA currently maintains three outlets in Macau. The Bank also has two branches in Taiwan.

Overseas Operations

In 2007, The Bank of East Asia (U.S.A) N.A. opened two new branches in Brooklyn and Flushing in the New York area. Plans are under way to open three additional branches in the San Francisco Bay area and two new branches in Los Angeles. By the end of 2008, BEA will have 17 offices in the United States in the states of New York and California.

The Bank's subsidiary in Canada, The Bank of East Asia (Canada), performed well, with loan assets growing by 33% during the year.

In the United Kingdom, the two branches in London and Birmingham continued to outperform. The Birmingham Branch celebrated its 10th Anniversary on 23rd October, 2007. Feasibility studies are currently being carried out to explore the possibility of expanding the branch network in the United Kingdom to North London and Manchester.

Plans are under way to implement a new treasury and core banking system for BEA Singapore Branch. Construction work for the new BEA Singapore Branch Building at 60 Robinson Road is on schedule. The new building is expected to be ready for occupancy by the end of 2008.

Corporate Services

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, initial public offerings and share registration, payroll outsourcing and fund and trust administration.

Strong marketing efforts, continued expansion of the regional network and group synergies, together with a vibrant economy, brought about a great increase in demand for Tricor's professional services in the region. During the year, Tricor recorded a substantial growth in profit. With gross revenue in excess of HK$750 million, Tricor has continued to be a key contributor to the BEA Group's fee and commission income earnings.

The past year saw the rapid expansion of Tricor's operation in Malaysia. Tricor Malaysia acquired corporate service practices in Kuala Lumpur, Johor Bahru and Labuan. In December, Tricor Malaysia entered into a preliminary agreement to acquire a major corporate services group in Malaysia. Upon completion of this acquisition, Tricor Malaysia will become a leading practice in Malaysia. During the year, Tricor also acquired the

corporate services practice of Ernst & Young in Barbados, further strengthening Tricor's capability to provide offshore corporate services.

Tricor now operates in 13 cities and employs some 1,150 professional and support staff, compared with a staff complement of 1,000 at the beginning of 2006. Tricor will continue to look for business opportunities as well as expand its regional network.

Human Resources

Bank of East Asia Group employees at the end of December 2007:

Hong Kong	5,162
Other Greater China	3,417
Overseas	914
Total	9,493

The Bank treasures its human capital and continuously reviews its personnel policies, compensation and benefits to attract high calibre candidates and reward top performing members of staff. An external consultant has been employed to further enhance the staff performance-related bonus programme. The Human Resources Division also conducts regular reviews to streamline personnel processes. As a caring employer, the Bank has a series of Employee Assistance Programmes and recreation activities to build team spirit and encourage a caring workplace environment.

The Bank's training platform has been considerably upgraded in recent years, in order to provide a greater range of opportunities for staff members to upgrade their skills and discover their true potential. The programmes have enhanced work effectiveness and improved the Bank's readiness for any business challenge.

David LI Kwok-po
Chairman & Chief Executive

Joseph PANG Yuk-wing
Executive Director

Hong Kong, 15th February, 2008

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman & Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William Doo Wai-hoi.

BEA 東亞銀行

The Bank of East Asia, Limited
(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

FINANCIAL HIGHLIGHTS OF 2007 FINAL RESULTS AND KEY RATIOS

Profit after taxation	HK$4,221Mn
— representing an increase of 21.1% compared with the year ended 31st December, 2006	
Return on assets	1.2%
Return on equity	14.6%
Net interest margin	1.9%
Basic earnings per share	HK$2.65
Proposed final dividend per share (with scrip option)	HK$1.18
Total dividend per share	HK$1.66
Total consolidated assets	HK$393,979Mn
Total loans and advances to customers	HK$218,184Mn
Impaired loan ratio	0.6%
Total deposits	HK$296,351Mn
Loan to deposit ratio	73.6%
Average liquidity ratio	43.5%
Capital adequacy ratio	12.6%

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Bank will be closed for the following periods:

(a) For the purpose of determining shareholders who qualify for final dividend, the Register of Members of the Bank will be closed from Tuesday, 25th March, 2008 to Wednesday, 26th March, 2008, both days inclusive. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Tricor Standard Limited* by 4:00 p.m. Thursday, 20th March, 2008.

(b) For the purpose of determining shareholders who are entitled to attend and vote at the 2008 Annual General Meeting of the Bank ("2008 AGM"), the Register of Members of the Bank will be closed from Wednesday, 16th April, 2008 to Thursday, 17th April, 2008, both days inclusive. In order to qualify for attending and voting at the 2008 AGM, all transfer documents should be lodged for registration with Tricor Standard Limited* by 4:00 p.m. Tuesday, 15th April, 2008.

* *Address: 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.*

2008 ANNUAL GENERAL MEETING

The 2008 AGM will be held in the Ballroom, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway Road, Hong Kong on Thursday, 17th April, 2008 at 10:30 a.m.

By order of the Board
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

END

Hong Kong, 15th February, 2008

The information contained in the Financial Highlights does not constitute a statutory results announcement. Full version of the results announcement is published on Bank's website at www.hkbea.com and on the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk